Exhibit 99.2
GLASS HOUSE BRANDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED
DECEMBER 31, 2025 AND 2024

Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided as of March 24, 2026 and should be read together with Glass House Brands Inc.’s (together with its wholly-owned subsidiaries, referred to as “Glass House,” the “Company,” “we,” “us” or “our”) audited Consolidated Financial Statements (the “Financial Statements”) as of and for the years ended December 31, 2025 and 2024, and the accompanying notes. The financial results discussed herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and, unless otherwise noted, are expressed in United States dollars. Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca.
Overview
Glass House, formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. As of December 31, 2025, we are a vertically integrated cannabis company that operates in the state of California and have certain intellectual property licensing agreements in Nevada and Florida. We, through our subsidiaries, cultivate, manufacture and distribute cannabis bulk flower and trim to wholesalers and cannabis-related consumer packaged goods (“CPG”) to third-party retail stores in the state of California. We also own and operate retail cannabis stores and provide retail cannabis store management services in the state of California. Our subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) and limited voting shares (“Limited Voting Shares,” and collectively, with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and certain common share purchase warrants (the “Listed Warrants”) are listed on Cboe Canada, trading under the symbols “GLAS.A.U” and “GLAS.WT.U,” respectively. The Equity Shares and Listed Warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF,” respectively. Our head office and principal address is 3645 Long Beach Boulevard, Long Beach, California 90807. Our registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8, Canada.
Major Business Lines and Geographies
We view our financial results under three business lines – the creation of extensible wholesale cannabis biomass, cannabis-related consumer packaged goods and cannabis retail. We generate all of our cannabis revenue in the state of California as of December 31, 2025. In addition, we have certain intellectual property licensing agreements in Nevada and Florida and provide retail cannabis store management services in California.
While many cannabis businesses prioritize brand building and customer acquisition before securing a reliable product flow, we believe that in a consumer-focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle and a prerequisite for any other activity.
Cannabis Cultivation, Production and Sales
We operate multiple greenhouse cultivation facilities located in Carpinteria and Camarillo, California. Our manufacturing production facility is located in Lompoc, California. We operate an approximately 5.5 million square foot hi-tech greenhouse facility, the “Camarillo Facility,” located in Camarillo, California. On March 10, 2022, we received California state cannabis licenses and a cannabis business license from Ventura County for the Phase I retrofit of the Camarillo Facility. We completed the first harvest in June 2022. On March 1, 2023, we announced plans to commence a Phase II retrofit of an additional greenhouse, Greenhouse 5, to expand production at our Camarillo Facility. We completed the first harvest from Greenhouse 5 in the first quarter of 2024. On August 13, 2024, we announced plans to commence a Phase III retrofit of an additional greenhouse to expand production at our Camarillo Facility. On January 20, 2026, we announced that we completed the buildout of the first third of Greenhouse 2 during 2025 with initial contributions expected to be included within first quarter 2026 results. We expect full planting for the remainder of Greenhouse 2 within the second quarter of 2026. Additionally, we commenced a light retrofit and buildout of Greenhouse 4 with plans for production capabilities to target international CBD and hemp markets.
We generate revenue by selling our cannabis products in bulk at wholesale and at retail to our own and third-party dispensaries in California, such as raw cannabis, cannabis oil, and cannabis CPG. Our “Farmacy” branded retail dispensaries are located in Santa Barbara, Santa Ana, Berkeley, Isla Vista and Santa Ynez, California. Our “Natural Healing Center” or “NHC” branded retail dispensaries are located in Grover Beach, Lemoore, Morro Bay and Turlock, California. We operate one dispensary in Los Angeles, California under “The Pottery” brand. We operate a manufacturing facility in Lompoc, California. We also have certain intellectual property licensing agreements in Nevada and Florida and provide retail cannabis store management services in California.

Market Update and Objectives
The state of California represents the largest single state-legalized adult-use and medical market for cannabis in the U.S., with an adult population of over 30 million. The California market is highly fragmented, with over 4,400 cultivation licenses in operation, over 850 distribution licenses, approximately 1,200 operational dispensaries, greater than 600 brands and a significant illicit market. In addition, California operators face high taxes and fees, extensive regulation, heavy competition and a large illicit market. Accordingly, California operators may find it difficult to operate in this market. In 2025, we saw wholesale prices decline from 2024 exhibiting high levels of volatility, but due to our scaled operations and low cost production, we believe Glass House is best fit to operate in this difficult market. With this backdrop, we will continue to use scale in cultivation and distribution (at wholesale and through our own retail dispensaries and third-party retailers) to achieve low cost of production that will allow us to outperform competitors and build superior brand awareness and loyalty.
On May 21, 2024, the U.S. Department of Justice (“DOJ”) published a notice of proposed rulemaking (“NPRM”) proposing to transfer marijuana from Schedule I to Schedule III of the Controlled Substances Act (“CSA”). The public comment period for the NPRM concluded on July 22, 2024. In connection with the proposed rulemaking, the U.S. Drug Enforcement Administration (“DEA”) initially noticed an administrative hearing for December 2, 2024, which was later postponed to January 21, 2025. The hearing was subsequently canceled by the DEA’s Chief Administrative Law Judge due to procedural issues and pending appeals and legal actions. Although the Chief Administrative Law Judge ordered the parties to provide a joint status update by April 21, 2025, the administrative proceedings have remained pending, and no new hearing date has been scheduled.
Throughout the first half of 2025, the rescheduling process experienced continued delays, and as of mid-2025 there was no defined timeline for resolution of the outstanding procedural matters. In July 2025, President Donald Trump’s nominee to lead the DEA, Terrance Cole, was confirmed by the Senate and sworn in as Administrator of the DEA. While the administrative process to reschedule marijuana remained paused during his initial months in office, a policy development occurred on December 18, 2025, when President Trump signed an Executive Order titled “Increasing Medical Marijuana and Cannabidiol Research.” The Executive Order directs the Attorney General and the DEA to prioritize and expedite completion of the marijuana rescheduling process to the maximum extent permitted under federal law.
Despite this directive, the timing and ultimate outcome of the rescheduling process remain uncertain and subject to completion of the administrative process, potential judicial review, and other regulatory considerations. In addition, legislative uncertainty persists with respect to federal tax treatment. In February 2025, two identical bills — S. 471 and H.R. 1447 — were introduced in Congress. These bills would amend the Internal Revenue Code to preserve the application of Section 280E to marijuana-related businesses even if marijuana is reclassified as a Schedule III substance. S. 471 was referred to the Senate Committee on Finance, and H.R. 1447 was referred to the House Committee on Ways and Means. As of the date of this MD&A, neither bill has advanced out of committee or been scheduled for a floor vote.
Federal Agency Actions at Company Farms
On August 4, 2025, we provided an update regarding certain federal agency actions that occurred at two of our cultivation facilities.
On July 10, 2025, U.S. Immigration and Customs Enforcement (“ICE”) executed search warrants at two of our facilities in connection with an investigation involving potential immigration-related matters under Title 8 of the United States Code. Media reports have stated that approximately 360 individuals were arrested/detained in connection with the enforcement actions; however, we have not been able to independently verify those figures. Based on information currently available to us, nine individuals who were arrested or detained were our employees; the remaining individuals were employed by third-party contractors providing agricultural labor services at our Camarillo facility or were otherwise not our employees. One individual employed by a third-party contractor sustained fatal injuries during the incident. To our knowledge, based on review of available payroll and related records for our employees and information received from our contractors, individuals working at our facilities on July 10, 2025, were paid no less than the applicable federal or California minimum wage. Our policy is to pay lawful wages to our employees and to require third-party contractors to comply with applicable wage and hour laws.
The investigation remains ongoing. We are cooperating with the government and have taken steps to strengthen our labor compliance and contractor oversight practices. We cannot predict the outcome of the investigation or any related proceedings, including whether they may result in fines, penalties, remediation obligations, operational restrictions, or other costs.

Following the July 10, 2025 incident, we implemented additional measures intended to strengthen our labor regulatory compliance framework and enhanced oversight of third-party contractors. We entered into updated agreements or new agreements with existing farm labor contractors (“FLCs”), as well as new FLCs. These updated agreements and new agreements include enhanced compliance requirements, representations and certifications regarding employment eligibility verification and wage-and-hour compliance, and expanded audit and oversight provisions.
Since July 2025, we retained Guidepost Solutions, led by former Assistant Secretary of Homeland Security Julie Myers Wood, to assist outside legal counsel in evaluating and implementing best-practice procedures for employment eligibility verification and third-party contractor oversight.
With respect to our employees, we enhanced employment eligibility verification procedures and use E-Verify for all new hires consistent with DHS standard MOU. With respect to contractor-provided labor, we now require FLCs to implement employment eligibility verification procedures consistent with applicable law (including use of E-Verify for all hires placed on our site), and we enhanced documentation, oversight, and audit practices for contractor compliance. We maintain that we enhanced site-access controls, including age-verification and visitor-management procedures, for individuals entering our cultivation facilities, including employees, contractors, vendors, visitors, and customers. In addition, we entered into a Labor Peace Agreement with the International Brotherhood of Teamsters (the “Teamsters”) covering our licensed operating entities, including the farm facilities. This agreement provides the Teamsters the opportunity to engage with certain employees concerning pay, benefits and collective bargaining.

SELECTED FINANCIAL INFORMATION
The following are the results of our operations for the year ended December 31, 2025 compared to the years ended December 31, 2024 and December 31, 2023 (in thousands, except share and per share data):

	Year Ended December 31,
	2025	2024	2023
Revenues, Net	$181,984	$200,898	$160,836
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	105,024	103,505	79,867
Gross Profit	76,960	97,393	80,969
Operating Expenses:
General and Administrative	64,098	60,126	52,914
Sales and Marketing	2,669	2,418	2,838
Professional Fees	9,062	7,768	7,304
Depreciation and Amortization	15,764	15,044	14,627
Impairment Expense for Goodwill	—	—	37,912
Impairment Expense for Intangible Assets	1,900	6,300	14,903
Total Operating Expenses	93,493	91,656	130,498
Income (Loss) from Operations	(16,533)	5,737	(49,529)
Other (Income) Expense:
Interest Expense	7,058	9,184	9,819
Interest Income	(288)	—	(45)
(Gain) Loss on Equity Method Investments	(84)	(14)	2,102
(Gain) Loss on Change in Fair Value of Derivative Asset	2,070	(690)	28
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	—	(13,724)	24,399
Loss on Extinguishment of Debt	292	—	—
Other (Income) Expense, Net	(8,563)	(238)	2,286
Total Other (Income) Expense, Net	485	(5,482)	38,589
Income (Loss) from Operations Before Provision for Income Taxes	(17,018)	11,219	(88,118)
Provision for Income Taxes	11,934	10,498	9,943
Net Income (Loss)	(28,952)	721	(98,061)
Net Income Attributable to Non-Controlling Interest	707	202	209
Net Income (Loss) Attributable to the Company	$(29,659)	$519	$(98,270)

Loss Per Share - Basic	$(0.55)	$(0.21)	$(1.62)
Loss Per Share - Diluted	$(0.55)	$(0.21)	$(1.62)

Weighted-Average Shares Outstanding - Basic	81,935,989	75,229,075	72,028,902
Weighted-Average Shares Outstanding - Diluted	81,935,989	75,229,075	72,028,902

Revenue
Revenue for the year ended December 31, 2025 was $182.0 million, which represents a decrease of $18.9 million, or 9%, from $200.9 million for the year ended December 31, 2024. Cannabis biomass revenue decreased by $24.9 million, or 18%, cannabis retail revenue increased by $4.4 million, or 10%, and CPG revenue increased by $1.5 million or 8%, for the year ended December 31, 2025 as compared to the same period in the prior year. The decrease in wholesale biomass revenues during the year ended December 31, 2025 was primarily due to lower biomass production and lower average selling prices realized in the second half of the year following the Federal agency actions. As a result, our cultivation facilities reported $114.2 million in wholesale biomass revenue compared to $139.1 million in the same period in the prior year. The increase in retail operations revenue was primarily attributable to increased sales due to our strategic pricing initiative implemented in the first quarter of 2024 which resulted in lower consumer prices and increased traffic. The increase in CPG revenue was attributable to consumer demand for our brands, primarily our value-oriented brand, Allswell.
Cost of Goods Sold and Gross Profit
Cost of goods sold for the year ended December 31, 2025 was $105.0 million, an increase of $1.5 million, or 1%, compared with $103.5 million for the year ended December 31, 2024. Gross profit for the year ended December 31, 2025 was $77.0 million, representing a gross margin of 42%, compared to a gross profit of $97.4 million, representing a gross margin of 48% for the year ended December 31, 2024. The increase in cost of goods sold during the year ended December 31, 2025 was primarily attributable to increased volume of sales across our cannabis retail and CPG segments offset by lower sales volume and higher cost of production for wholesale biomass segment realized in the second half of the year following the Federal agency actions. Gross profit dollars for our biomass segment decreased by $23.9 million primarily due to the decrease in revenue resulting from lower biomass production and lower average selling prices realized in the second half of the year following the Federal agency actions. Gross profit percentage for wholesale biomass was unfavorably impacted by lower average selling prices realized during the year ended December 31, 2025 as compared to the same period in the prior year. Gross profit dollars for our retail segment increased by $2.5 million primarily due to the increase in revenue. Gross profit dollars for our CPG segment increased by $1.0 million primarily due to the increase in revenue.
Total Operating Expenses
Total operating expenses for the year ended December 31, 2025 was $93.5 million, an increase of $1.8 million, or 2%, compared to total operating expenses of $91.7 million for the year ended December 31, 2024. The increase in total operating expenses was attributable to the factors described below.
General and administrative expenses for the years ended December 31, 2025 and 2024 were $64.1 million and $60.1 million, respectively, an increase of $4.0 million, or 7%. The increase in general and administrative expenses is primarily attributed to an increase in provisions for expected credit losses and an increase in employee-related costs.
Sales and marketing expenses for the years ended December 31, 2025 and 2024 were $2.7 million and $2.4 million, respectively, an increase of $0.3 million, or 13%. Sales and marketing expenses were largely consistent period over period and include trade marketing, point of sale marketing for our wholesale CPG business product lines and promotions in various media outlets.
Professional fees for the years ended December 31, 2025 and 2024 were $9.1 million and $7.8 million, respectively, an increase of $1.3 million, or 17%. The increase in professional fees was primarily attributable to an increase in legal and compliance fees driven by the engagement of specialized legal counsel and compliance consultants in response to the Federal agency actions. This increase was partially offset by a decrease in accounting fees.
Depreciation and amortization expenses for the years ended December 31, 2025 and 2024 were $15.8 million and $15.0 million, respectively, an increase of $0.8 million, or 5%, which is largely consistent period over period.
During the year ended December 31, 2025, we recognized $1.9 million of other than temporary intangible asset impairment in our cannabis licenses related to our retail reportable segment as a result of updated earnings projections for unforeseen changes in the market from more than expected retail competition. During the year ended December 31, 2024, we recognized $6.3 million of other than temporary intangible asset impairment in our cannabis licenses related to our retail reportable segment as a result of updated earnings projections for unforeseen changes in the market from more than expected retail competition.

Total Other (Income) Expense
Total other (income) expense for the years ended December 31, 2025 and 2024 was an expense of $0.5 million and income of $5.5 million, respectively, a change of $6.0 million, or 109%. The change was primarily due to a gain of $13.7 million on the change in fair value of contingent liabilities and shares payable recognized during the year ended December 31, 2024 with no comparable amount recognized during the year ended December 31, 2025 and an unfavorable change of $2.8 million in the fair value of derivative asset and liability. These amounts were partially offset by a favorable change of $9.2 million in employee retention tax credits recognized and a decrease of $2.1 million in interest expense mainly resulting from a lower interest rate on the Senior Secured Credit Facility (as defined below) as compared to the Prior Credit Agreement (as defined below).
Provision for Income Taxes
Provision for income taxes for the years ended December 31, 2025 and 2024 was $11.9 million and $10.5 million, respectively, an unfavorable change of $1.4 million, or 13%. The unfavorable change in the provision for income taxes was the result of our change in tax position.
The following are the results of our operations (unaudited) for the three months ended December 31, 2025 compared to the three months ended December 31, 2024 (in thousands, except share and per share data):

	Three Months Ended
	December 31,
	2025	2024
Revenues, Net	$38,855	$53,039
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	25,649	30,288
Gross Profit	13,206	22,751
Operating Expenses:
General and Administrative	18,474	14,808
Sales and Marketing	476	639
Professional Fees	2,912	1,354
Depreciation and Amortization	4,028	3,874
Total Operating Expenses	25,890	20,675
Income (Loss) from Operations	(12,684)	2,076
Other (Income) Expense:
Interest Expense	1,044	2,130
(Gain) Loss on Equity Method Investments	—	(45)
Gain on Change in Fair Value of Derivative Asset	(27)	(6)
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	—	(12,296)
Other Income, Net	(1,167)	(392)
Total Other Income, Net	(150)	(10,609)
Income (Loss) from Operations Before Provision for Income Taxes	(12,534)	12,685
Provision for Income Taxes	2,966	526
Net Income (Loss)	(15,500)	12,159
Net Income Attributable to Non-Controlling Interest	474	56
Net Income (Loss) Attributable to the Company	$(15,974)	$12,103

Income (Loss) Per Share - Basic	$(0.23)	$0.10
Income (Loss) Per Share - Diluted	$(0.23)	$0.09

Weighted-Average Shares Outstanding - Basic	83,561,969	77,477,756
Weighted-Average Shares Outstanding - Diluted	83,561,969	85,859,373

Revenue
Revenue for the three months ended December 31, 2025 was $38.9 million, which represents a decrease of $14.1 million, or 27%, from $53.0 million for the three months ended December 31, 2024. Biomass revenue decreased by $13.7 million, or 38%, CPG revenue decreased by $0.7 million, or 14%, and cannabis retail revenue increased by $0.1 million, or 1%, for the three months ended December 31, 2025 as compared to the same period in the prior year. The decrease in wholesale biomass revenue was primarily due to lower biomass production and lower average selling prices following the Federal agency actions. As a result, our cultivation facilities reported $22.6 million in wholesale biomass revenue compared to $36.3 million in the same period in the prior year. The decrease in CPG revenue was primarily due to disruptions associated with a change in distributors during the fourth quarter, which for approximately two weeks limited our ability to ship product, with minor logistical disruptions continuing for a short period thereafter. Retail operations revenue was relatively consistent with results from the same period in the prior year; however, results were slightly impacted by a decrease related to the loyalty points program recognized during the period.
Cost of Goods Sold and Gross Profit
Cost of goods sold for the three months ended December 31, 2025 was $25.6 million, a decrease of $4.7 million, or 16%, compared with $30.3 million for the three months ended December 31, 2024. Gross profit for the three months ended December 31, 2025 was $13.2 million, representing a gross margin of 34%, compared to a gross profit of $22.8 million, representing a gross margin of 43% for the three months ended December 31, 2024. The decrease in cost of goods sold during the three months ended December 31, 2025 was primarily attributable to lower sales volume and higher cost of production for wholesale biomass following the Federal agency actions. Gross profit dollars for our wholesale biomass segment decreased by $9.4 million primarily due to the decrease in revenue resulting from lower biomass production and lower average selling prices following the Federal agency actions. Gross profit percentage for wholesale biomass was unfavorably impacted by lower average selling prices realized during the three months ended December 31, 2025 as compared to the same period in the prior year. Gross profit dollars for our retail and CPG segments were relatively consistent with results from the same period in the prior year.
Total Operating Expenses
Total operating expenses for the three months ended December 31, 2025 was $25.9 million, an increase of $5.2 million, or 25%, compared to total operating expenses of $20.7 million for the three months ended December 31, 2024. The increase in total operating expenses was attributable to the factors described below.
General and administrative expenses for the three months ended December 31, 2025 and 2024 were $18.5 million and $14.8 million, respectively, an increase of $3.7 million, or 25%. The increase in general and administrative expenses was primarily attributed to increases in provisions for expected credit losses and an increase in employee-related costs.
Sales and marketing expenses for the three months ended December 31, 2025 and 2024 were $0.5 million and $0.6 million, respectively, a decrease of $0.1 million, or 17%. Sales and marketing expenses were largely consistent period over period and include trade marketing, point of sale marketing for our wholesale CPG business product lines and promotions in various media outlets.
Professional fees for the three months ended December 31, 2025 and 2024 were $2.9 million and $1.4 million, respectively, an increase of $1.5 million, or 107%. The increase in professional fees was primarily driven by the engagement of specialized legal counsel and compliance consultants in response to the Federal agency actions.
Depreciation and amortization expenses for the three months ended December 31, 2025 and 2024 were $4.0 million and $3.9 million, respectively, which is largely consistent period over period.
Total Other Income
Total other income for the three months ended December 31, 2025 as compared to 2024 were $0.2 million and $10.6 million, respectively, a decrease of $10.4 million, or 98%. The decrease was primarily due to a gain of $12.3 million on the change in fair value of contingent liabilities and shares payable recognized during the year ended December 31, 2024 with no comparable amount recognized during the year ended December 31, 2025. This amount was partially offset by a favorable change of $1.9 million in employee retention tax credits recognized and a decrease of $1.1 million in interest expense mainly resulting from a lower interest rate on the Senior Secured Credit Facility (as defined below) as compared to the Prior Credit Agreement (as defined below).

Provision for Income Taxes
Provision for income taxes for the three months ended December 31, 2025 and 2024 was a provision of $3.0 million as compared to a provision of $0.5 million, respectively, an unfavorable change of $2.5 million, or 500%. The unfavorable change in the provision for income taxes was the result of our change in tax position.
Non-GAAP Financial Measures
In addition to providing financial measurements based on GAAP, we provide additional financial metrics that are not defined under, prepared in accordance with or a standardized financial measure under GAAP. Management uses such non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision-making, for planning and forecasting purposes and to evaluate our financial performance. These non-GAAP financial measures (collectively, the “non-GAAP financial measures”) are:

EBITDA
Net income (loss) (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. This non-GAAP measure represents our current operating profitability and ability to generate cash flow.

Adjusted EBITDA	EBITDA (non-GAAP) adjusted for share-based compensation, stock appreciation rights expense, change in equity method investments, impairment expense for goodwill and intangible assets, change in fair value of derivative instruments, change in fair value of contingent liabilities and shares payable, loss on extinguishment of debt, employee retention tax credits, non-recurring asset casualty loss and non-recurring legal and professional fees. This non-GAAP measure represents our current operating profitability and ability to generate cash flow, excluding certain material non-cash items and other adjustments, such as non-recurring, irregular or one-time expenditures, in order to improve comparability.
Management believes that these non-GAAP financial measures assess our ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods and to those of peer companies. Management also believes that these non-GAAP financial measures enable investors to evaluate our operating results and future prospects in the same manner as management. These non-GAAP financial measures may also exclude certain material non-cash items, expenses and gains and other adjustments that may be unusual in nature, infrequent or that we believe are not reflective of our ongoing operating results and performance.
As there are no standardized methods of calculating these non-GAAP financial measures, our methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others in the cannabis industry or otherwise. Accordingly, these non-GAAP financial measures are intended to provide additional information and are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity. Such non-GAAP financial measures should only be considered in conjunction with the GAAP financial measures presented herein and in our Financial Statements.
These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believes that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. In addition, we believe investors use both GAAP and non-GAAP measures to assess management’s past and future decisions associated with our priorities and allocation of capital, as well as to analyze how the business operates in, or responds to, swings in economic cycles or to other events that impact the cannabis industry.
These non-GAAP financial measures exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and performance. These non-GAAP financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity. These non-GAAP financial measures have important limitations as analytical tools and should not be considered in isolation or as a substitute for any standardized measure under GAAP. For example, certain of these non-GAAP financial measures:
•exclude certain tax payments that may reduce cash available to us;

•do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;
•do not reflect changes in, or cash requirements for, working capital needs; and
•do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on debt.
Other companies in the cannabis industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Adjusted EBITDA (non-GAAP)
The following table provides a reconciliation of our Net Income (Loss) to Adjusted EBITDA (non-GAAP) for the year ended December 31, 2025 compared to the year ended December 31, 2024 (in thousands):

	Year Ended December 31,
	2025	2024
Net Income (Loss) (GAAP)	$(28,952)	$721
Depreciation and Amortization	15,764	15,044
Interest, Net	6,770	9,184
Provision for Income Taxes	11,934	10,498
EBITDA (Non-GAAP)	5,516	35,447
Adjustments:
Share-Based Compensation	13,402	13,098
Stock Appreciation Rights Expense	28	262
Gain on Equity Method Investments	(84)	(14)
Impairment Expense for Intangible Assets	1,900	6,300
Change in Fair Value of Derivative Asset	2,070	(690)
Change in Fair Value of Contingent Liabilities and Shares Payable	—	(13,724)
Loss on Extinguishment of Debt	292	—
Employee Retention Tax Credit	(9,643)	(423)
Non-Recurring Asset Casualty Loss	939	—
Non-Recurring Legal and Professional Fees	2,547	—
Adjusted EBITDA (Non-GAAP)	$16,967	$40,256
On a non-GAAP basis, we recorded Adjusted EBITDA (Non-GAAP) of $17.0 million for the year ended December 31, 2025, compared to an Adjusted EBITDA (Non-GAAP) of $40.3 million for the year ended December 31, 2024, an unfavorable variance of $23.3 million, or 58%. The decrease was driven by a decrease of $20.4 million in gross profit, as discussed in the Cost of Goods Sold and Gross Profit section in the comparison of the year ended December 31, 2025 and 2024 section above, as well as an increase of $3.0 million in general and administrative expenses (excluding share-based compensation expense, stock appreciation rights expense and non-recurring asset casualty loss) primarily due to an increase in provisions for expected credit losses partially offset by a decrease in cannabis tax expense.

The following table provides a reconciliation of the Company’s Net Income (Loss) to Adjusted EBITDA (non-GAAP) for the three months ended December 31, 2025 compared to the three months ended December 31, 2024 (in thousands):

	Three Months Ended
	December 31,
	2025	2024
Net Income (Loss) (GAAP)	$(15,500)	$12,159
Depreciation and Amortization	4,028	3,874
Interest, Net	1,044	2,130
Provision for Income Taxes	2,966	526
EBITDA (Non-GAAP)	(7,462)	18,689
Adjustments:
Share-Based Compensation	4,274	3,258
Stock Appreciation Rights Expense	(22)	(159)
(Gain) Loss on Equity Method Investments	—	(45)
Change in Fair Value of Derivative Asset	(27)	(6)
Change in Fair Value of Contingent Liabilities and Shares Payable	—	(12,296)
Employee Retention Tax Credit	(2,365)	(423)
Non-Recurring Asset Casualty Loss	939	—
Non-Recurring Legal and Professional Fees	1,357	—
Adjusted EBITDA (Non-GAAP)	$(3,306)	$9,018
On a non-GAAP basis, we recorded negative Adjusted EBITDA (Non-GAAP) of $3.3 million for the three months ended December 31, 2025, compared to an Adjusted EBITDA (Non-GAAP) of $9.0 million for the three months ended December 31, 2024, an unfavorable variance of $12.3 million, or 137%. The change was driven by a decrease of $9.5 million in gross profit, as discussed in the Cost of Goods Sold and Gross Profit section in the comparison of the three months ended December 31, 2025 and 2024 above, as well as an increase of $1.6 million in general and administrative expenses (excluding share-based compensation expense, stock appreciation rights expense and non-recurring asset casualty loss) primarily due to an increase in provisions for expected credit losses.
Selected Quarterly Information
A summary of selected information for each of the quarters presented is as follows (in thousands, except per share data):

	Revenues	Net Income (Loss) Before Non-Controlling Interest	Earnings (Loss) Per Share-Basic Attributable to the Company	Earnings (Loss) Per Share-Diluted Attributable to the Company
December 31, 2025	$38,855	$(15,500)	$(0.23)	$(0.23)
September 30, 2025	38,444	(12,188)	(0.19)	(0.19)
June 30, 2025	59,867	8,744	0.05	0.05
March 31, 2025	44,818	(10,008)	(0.18)	(0.18)
December 31, 2024	53,039	12,159	0.10	0.09
September 30, 2024	63,821	(3,208)	(0.09)	(0.09)
June 30, 2024	53,938	10,039	0.08	0.08
March 31, 2024	30,100	(18,269)	(0.30)	(0.30)
Revenue for the quarter ended December 31, 2025 was $38.9 million which was relatively consistent with revenue of $38.4 million for the quarter ended September 30, 2025.

Revenue for the quarter ended September 30, 2025 was $38.4 million, a decrease of $21.5 million, or 36%, as compared to revenue of $59.9 million for the quarter ended June 30, 2025. The decrease in revenue was primarily driven by lower biomass sales due to reduced production resulting from labor constraints at our farms following the Federal agency actions. As a result, our cultivation facilities reported $21.2 million and $42.1 million for the quarters ended September 30, 2025 and June 30, 2025, respectively.
Revenue for the quarter ended June 30, 2025 was $59.9 million, an increase of $15.1 million, or 34%, as compared to revenue of $44.8 million for the quarter ended March 31, 2025. The increase in revenue was primarily due to an increase in biomass sales caused by higher biomass production related to the seasonality of plant cycle. As a result, our cultivation facilities reported $42.1 million and $28.3 million for the quarters ended June 30, 2025 and March 31, 2025, respectively.
Revenue for the quarter ended March 31, 2025 was $44.8 million, a decrease of $8.2 million, or 15%, as compared to revenue of $53.0 million for the quarter ended December 31, 2024. The decrease in revenue was primarily due to decreased biomass sales caused by lower biomass production related to the seasonality of plant cycle which reported $28.3 million and $36.3 million for the quarters ended March 31, 2025 and December 31, 2024, respectively.
Revenue for the quarter ended December 31, 2024 was $53.0 million, a decrease of $10.8 million, or 17%, as compared to revenue of $63.8 million for the quarter ended September 30, 2024. The decrease in revenue was primarily due to a decrease in biomass sales attributable to decreased production at the Camarillo Facility which reported $36.3 million and $47.8 million for the quarters ended December 31, 2024 and September 30, 2024, respectively.
Revenue for the quarter ended September 30, 2024 was $63.8 million, an increase of $9.9 million, or 18%, as compared to revenue of $53.9 million for the quarter ended June 30, 2024. The increase in revenue was primarily due to increased biomass sales attributable to increased production at the Camarillo Facility which reported $47.8 million and $39.1 million for the quarters ended September 30, 2024 and June 30, 2024, respectively.
Revenue for the quarter ended June 30, 2024 was $53.9 million, an increase of $23.8 million, or 79%, as compared to revenue of $30.1 million for the quarter ended March 31, 2024. The increase in revenue was primarily due to increased biomass sales attributable to increased production at the Camarillo Facility which reported $39.1 million and $15.9 million for the quarters ended June 30, 2024 and March 31, 2024, respectively.
Net loss for the quarter ended December 31, 2025 was $15.5 million which represents an unfavorable change of $3.3 million, or 27%, from a net loss of $12.2 million for the quarter ended September 30, 2025. The unfavorable change was primarily due to a $1.9 million increase in the provision for income taxes and a $2.6 million increase in general and administrative expense. These amounts were partially offset by a $1.4 million increase in gross profit.
Net loss for the quarter ended September 30, 2025 was $12.2 million, which represents an unfavorable change of $20.9 million, or 240%, from a net income of $8.7 million for the quarter ended June 30, 2025. The change was primarily due to a $20.2 million decrease in gross profit, a $2.4 million decrease in employee retention tax credits and a $1.3 million increase in general and administrative expenses. These amounts were partially offset by a $3.9 million decrease in the provision for income taxes.
Net income for the quarter ended June 30, 2025 was $8.7 million, which represents a favorable change of $18.7 million, or 187%, from a net loss of $10.0 million for the quarter ended March 31, 2025. The change was primarily due to a $11.9 million increase in gross profit, a $4.8 million increase in employee retention tax credits, a $1.9 million decrease in other than temporary intangible asset impairments and a $1.4 million decrease in the change in fair value of derivative asset and liability partially offset by a $2.0 million increase in the provision for income taxes.
Net loss for the quarter ended March 31, 2025 was $10.0 million, which represents an unfavorable change of $22.2 million, or 182%, from a net income of $12.2 million for the quarter ended December 31, 2024. The change was primarily due to an unfavorable change of $12.2 million on the change in the fair value of contingent liabilities and shares payable, a $2.7 million decrease in gross profit, a $2.4 million increase in the provision for income taxes, a $1.9 million increase in other than temporary intangible asset impairments and a $1.7 million increase in the change in fair value of derivative asset and liability.

Net income for the quarter ended December 31, 2024 was $12.2 million which represents a favorable change of $15.4 million, or 481%, from a net loss of $3.2 million for the quarter ended September 30, 2024. The change was primarily due to a favorable change of $12.3 million on the change in the fair value of contingent liabilities and shares payable, an $8.6 million decrease in the provision for income taxes and $6.3 million of other than temporary intangible asset impairment in the prior quarter. These favorable changes were partially offset by a decrease of $10.7 million in gross profit.
Net loss for the quarter ended September 30, 2024 was $3.2 million, which represents an unfavorable change of $13.2 million, or 132%, from a net income of $10.0 million for the quarter ended June 30, 2024. The change was primarily due to an unfavorable change of $7.9 million on the change in the fair value of contingent liabilities and shares payable, $6.3 million of other than temporary intangible asset impairment in the quarter ended September 30, 2024 and an $8.7 million increase in the provision for income taxes. These unfavorable changes were partially offset by an increase of $4.8 million in gross profit and a $2.9 million decrease in general and administrative expenses.
Net income for the quarter ended June 30, 2024 was $10.0 million, which represents a favorable change of $28.3 million, or 155%, from a net loss of $18.3 million for the quarter ended March 31, 2024. The favorable change was primarily due to an increase of $16.1 million in gross profit and a favorable change of $14.4 million on the change in fair value of contingent liabilities and shares payable.
Liquidity and Capital Resources
Overview
Historically, our primary source of liquidity has been our operations, capital contributions made by equity investors, preferred equity investors and debt issuances. We meet our current operational obligations as they become due from our current working capital and from operations. However, we have sustained losses since inception and may require additional capital in the future. As of and for the year ended December 31, 2025, we had an accumulated deficit of $220.1 million, a net loss attributable to the Company of $29.7 million and net cash provided by operating activities of $11.4 million. We estimate that based on current business operations and working capital, we will continue to meet our obligations as they become due in the short term. We generate cash from revenues and deploying our capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing. We expect to continue to finance our operations, capital expenditures, facility improvements, product development and marketing primarily through cash from sales to our customers and may consider future equity issuances and debt financing arrangements.
Liquidity risk is the risk that we will not be able to meet our financial obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure. Our approach to managing liquidity is to ensure that we will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, we may continue to raise equity or debt capital from investors in order to meet liquidity needs. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to us.
Senior Secured Credit Facility
On February 28, 2025, we entered into a new senior secured credit facility for an aggregate principal amount of $50 million maturing on February 28, 2030 (the “Senior Secured Credit Facility,” as amended) with certain U.S.-based banks (together, the “Senior Secured Credit Facility Lender”). Payments for the first 2 years of the term are interest only. Principal and interest payments will be made during the last 3 years based on a straight-line amortization of the loan amount over a period of 15 years beginning on April 1, 2027, with a balloon payment of the remainder of the principal due on the maturity date.
The Senior Secured Credit Facility has a floating interest rate based on the Wall Street Journal’s prime rate, which was 6.75% as of December 31, 2025, plus 1.25%. On February 28, 2025, we entered into an interest rate swap agreement with a notional amount of $50 million to convert the variability of cash flows resulting from fluctuations in variable rates to effectively set the interest rate at 8.58%. The interest rate swap agreement expires on February 28, 2030.

The Senior Secured Credit Facility contains a covenant which requires us to maintain liquidity in excess of $10 million at all times. In March 2026, in connection with the amendment described below, this covenant was amended to require us to maintain liquidity in excess of $15 million. The Senior Secured Credit Facility also contains a covenant which requires us to maintain a Consolidated Fixed-Charge Coverage Ratio of at least 1.25x measured quarterly on a trailing-twelve-month basis commencing as of December 31, 2024. The Fixed-Charge Coverage Ratio is defined as Adjusted EBITDA minus income tax expense divided by the current portion of long-term debt plus interest expense plus the current portion of capital leases. Preferred equity dividend payments and convertible debt payments are not included in the Fixed-Charge Coverage Ratio calculation as the former can be suspended if needed and the latter can be paid in shares.
As of December 31, 2025, we were not in compliance with the Fixed-Charge Coverage Ratio financial covenant under the Senior Secured Credit Facility and also experienced certain technical events of default related to administrative and guarantor provisions, none of which related to payment obligations. As a result of these events of default, the lender had the contractual right to declare the related debt immediately due and payable. On March 16, 2026, we entered into a First Amendment and Waiver to the Senior Secured Credit Facility pursuant to which the lender waived the financial covenant violation and the related technical events of default. The amendment also suspends testing of the Fixed-Charge Coverage Ratio for the fiscal quarters ending March 31, 2026, June 30, 2026, and September 30, 2026, with covenant testing resuming for the fiscal quarter ending December 31, 2026. As a result of the waiver and covenant suspension, the lender does not have the contractual right to accelerate the debt arising from these events of default for a period greater than twelve months from December 31, 2025. Accordingly, the related debt has been classified as noncurrent as of December 31, 2025.
See Note 11 – Notes Payable and Convertible Debentures to our Consolidated Financial Statements for more information.
We used the proceeds from the Senior Secured Credit Facility to repay the remaining balance of an existing senior secured term loan which was entered into on December 9, 2021, as amended, (the “Prior Credit Agreement”) in the amount of $40.6 million plus fees on February 28, 2025 and intend to use the remaining proceeds for working capital and general corporate purposes.
2025 Lompoc Term Loan
On August 4, 2025, we entered into a term loan for an aggregate principal amount of $3 million maturing on August 4, 2035 (the “2025 Lompoc Term Loan”) with a U.S.-based bank (the “2025 Lompoc Term Loan Lender”). The 2025 Lompoc Term Loan requires monthly principal and interest payments commencing on September 4, 2025 and has an initial fixed interest rate of 8.5% for the first 5 years. Beginning September 4, 2030, the loan converts to a variable rate based on the Wall Street Journal prime rate plus 1%, resetting every five years, with a minimum floor rate of 5%. The loan is amortized over 25 years with a balloon payment due at maturity. Proceeds were used to acquire the remaining 76% ownership interest in a property we use and occupy for manufacturing located in Lompoc, California.
The 2025 Lompoc Term Loan includes covenants, including a requirement to maintain a minimum debt service coverage ratio of 1.25x, measured annually at the guarantor level, Glass House Brands Inc. As of December 31, 2025, we were not in compliance with this financial covenant. As a result, the lender had the contractual right to declare the related debt immediately due and payable. In March 2026, the lender provided a waiver of the financial covenant violation which prevents the lender from exercising its acceleration rights for a period of at least twelve months from December 31, 2025. Accordingly, the related debt has been classified as noncurrent as of December 31, 2025.
See Note 6 – Property, Plant and Equipment and Note 11 – Notes Payable and Convertible Debentures to our Consolidated Financial Statements for more information.
Preferred Equity Refinancing
On July 16, 2025, we announced a recapitalization and non-brokered private placement (collectively, the “Offering”) of Series E Convertible Preferred Stock, face value of $1,000 per share (the “Series E Convertible Preferred”), of GH Group, Inc. (“GH Group”). The Series E Convertible Preferred replaces GH Group’s existing Series B Preferred Stock (“Series B Preferred”) and Series C Preferred Stock (“Series C Preferred”). Any holders of Series B Preferred and Series C Preferred shares who elected not to exchange into the Series E Convertible Preferred were redeemed by GH Group, which effectively canceled the Series B Preferred and Series C Preferred on a go-forward basis.

The Series E Convertible Preferred are convertible at any time at the option of the holder into GH Group Class B Common Stock at a fixed conversion price of $9.00 per share. Each GH Group Class B Common Share is exchangeable for one Class C Common Share of MPB Acquisition Corp., which in turn is exchangeable for one publicly traded Subordinate Voting Share of Glass House Brands Inc. (the “Equity Shares”), resulting in an effective one-for-one exchange. GH Group may redeem the Series E Convertible Preferred, in whole or in part, at any time after the earlier of the following trigger events have occurred: (i) the 60-day volume-weighted average price of the Equity Shares is at least $12.00; (ii) the average daily trading volume of the Equity Shares exceeds one million shares; and (iii) the Equity Shares are listed on a major United States stock exchange. Upon redemption, holders will receive the liquidation value plus any accrued and unpaid dividends.
During the year ended December 31, 2025, through our subsidiary, GH Group, we issued 77,500 shares of Series E Convertible Preferred in connection with the GH Group Series E Convertible Preferred financing with an aggregate value of $77.5 million comprised of the following: (i) existing shares of Series B Preferred and Series C Preferred with aggregate face value of $58.5 million were exchanged for 58,473 shares of Series E Convertible Preferred, (ii) Series B Preferred and Series C Preferred dividends payable of $0.5 million were exchanged for 535 shares of Series E Convertible Preferred and (iii) a new private placement of 18,492 Series E Convertible Preferred with a face value of $18.5 million. We recorded the fair value of shares of Series E Convertible Preferred in mezzanine equity in the amount of $77.5 million. During the year ended December 31, 2025, the remaining, unexchanged shares of Series B Preferred and Series C Preferred were redeemed for $18.5 million in cash.
At-The-Market Program
We commenced an at-the-market distribution program (the “ATM Program”) in December 2024 by means of a prospectus supplement dated December 2, 2024 (the “Prospectus Supplement”) to its short form base shelf prospectus dated May 16, 2024 (the “Shelf Prospectus”) with the securities regulatory authorities in all provinces and territories of Canada in connection with the ATM program. The ATM Program is pursuant to the terms of an equity distribution agreement dated November 13, 2024 (the “Equity Distribution Agreement”) with ATB Securities Inc. and Canaccord Genuity Corp., pursuant to which, we may from time to time sell up to $25 million of the Company’s Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares (collectively, the “Equity Shares”) under the ATM Program. We intend to use the net proceeds primarily for an expansion of our facilities in Camarillo, California (the “Phase III expansion”), and/or general corporate purposes.
Since the Equity Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales will be determined at management’s sole discretion and in accordance with the terms of the Equity Distribution Agreement.
During the year ended December 31, 2025, we issued 678,167 Equity Shares under the ATM Program at an average price of $9.12 per share for gross proceeds of $6.2 million. We received net proceeds of $6.1 million after paying commissions of $124 thousand to the sales agent for the ATM Program and $411 in other transaction costs. During the year ended December 31, 2024, we issued 10,000 Equity Shares under the ATM Program at an average price of $6.72 per share for gross proceeds of $67 thousand. We received net proceeds of $66 thousand after paying commissions of $1 thousand to the sales agent for the ATM Program and $276 in other transaction costs.
Financial Condition
Cash Flows
The following table summarizes our Consolidated Statements of Cash Flows from the Financial Statements for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
	2025	2024
Net Cash Provided by Operating Activities	$11,447	$28,392
Net Cash Used in Investing Activities	(27,742)	(10,294)
Net Cash Provided by (Used in) Financing Activities	2,722	(13,699)
Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents	(13,573)	4,399
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	36,923	32,524
Cash, Restricted Cash and Cash Equivalents, End of Period	$23,350	$36,923

Cash Flow from Operating Activities
Net cash provided by operating activities was $11.4 million for the year ended December 31, 2025, a decrease of $17.0 million, or 60%, as compared to net cash provided by operating activities of $28.4 million for the year ended December 31, 2024. The decrease was due to an unfavorable change in net income (loss), net of adjustments to reconcile net income (loss) to net cash provided by operating activities, of $15.4 million for the year ended December 31, 2025 as compared to the same period in the prior year primarily due to a lower gross profit partially offset by employee retention tax credits recognized in the current year as discussed in the comparison of the year ended December 31, 2025 and 2024 section above. This decrease was also due to an unfavorable change in net operating assets and liabilities of $1.5 million for the year ended December 31, 2025 as compared to the same period in the prior year primarily due to an unfavorable change of $6.6 million in inventory, an unfavorable change of $4.5 million in other non-current liabilities and an unfavorable change of $2.6 million in accounts payable and accrued liabilities. These amounts were partially offset by a favorable change of $3.2 million in other assets, a favorable change of $3.1 million in income taxes receivable, a favorable change of $3.1 million in income taxes payable, a favorable change of $1.6 million in prepaid expenses and other current assets and a favorable change of $0.9 million in accounts receivable.
Cash Flow from Investing Activities
Net cash used in investing activities was $27.7 million for the year ended December 31, 2025, an increase of $17.4 million, or 169%, compared to net cash used in investing activities of $10.3 million for the year ended December 31, 2024. This increase was primarily driven by spending for Phase III expansion at the Camarillo property during the year ended December 31, 2025.
Cash Flow from Financing Activities
Net cash provided by financing activities was $2.7 million for the year ended December 31, 2025, a change of $16.4 million, or 120%, compared to net cash used in financing activities of $13.7 million for the year ended December 31, 2024. This change was primarily driven by $52.1 million of proceeds received from the issuance of the Senior Secured Credit Facility and $2.2 million proceeds received from the issuance of At-the-Money Shares during the year ended December 31, 2025. These amounts were partially offset by a $35.3 million increase in payments on notes payable primarily related to the repayment of the Previous Credit Agreement and a $1.2 million decrease in cash received upon exercise of stock options.
As discussed in the Liquidity and Capital Resources section above, our primary source of liquidity has been operations, capital contributions made by equity investors and debt issuances. In the event sufficient cash flow is not available from operating activities, we may continue to raise equity capital from investors in order to meet liquidity needs.
Contractual Obligations
We have contractual obligations to make future payments, including debt agreements and lease agreements from third parties.
The following table summarizes such obligations as of December 31, 2025 (in thousands):

	2026	2027	2028-2029	After 2029	Total
Notes Payable to Third Parties	$37	$18,824	$6,757	$43,378	$68,996
Lease Obligations	2,551	2,082	1,629	1,153	7,415
Total Contractual Obligations	$2,588	$20,906	$8,386	$44,531	$76,411
Off-Balance Sheet Arrangements
As of the date of this MD&A, we do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.
Transactions with Related Parties
Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere herein and in the Financial Statements, related party transactions and balances are as follows:

Leases
Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provided for an initial annual base rent payment of $213 thousand, increasing to $243 thousand for years two to five. The lease was renewed for one year starting in October 2024. Rent expense for the years ended December 31, 2025 and 2024 was $236 thousand and $373 thousand, respectively. On August 18, 2025, the Company acquired the remaining 76% undivided ownership interest in the property located in Lompoc, California. This acquisition eliminates future related party rent expense associated with this property. See Note 6 – Property, Plant and Equipment to our Consolidated Financial Statements for more information.
3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, was renewed for five years starting January 1, 2025. It provides for a base rent of $93 thousand, increasing annually by the greater of three percent or the CPI, capped at five percent. Rent expense for the years ended December 31, 2025 and 2024 was $80 thousand in each period.
Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced on the first calendar day after the Company publicly announced the opening of a retail cannabis location at the leased property (the “Commencement Date”), provides for an initial monthly rent of $5 thousand starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment is $144 thousand and increasing three percent per annum thereafter. Related party rent expense for the years ended December 31, 2025 and 2024 was $158 thousand and $269 thousand, respectively.
In August 2022, the Kazan Trust dated December 10, 2004, a trust of which the trustee is an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $36 thousand to the Kazan Trust, increasing three percent per annum thereafter. Rent expense for the years ended December 31, 2025 and 2024 was $41 thousand and $36 thousand, respectively.
2000 De La Vina LLC, a company partially owned by executives and board members of the Company, entered into two leases with subsidiaries of the Company. Both leases commenced in July 2022 and have ten-year terms. The first lease provides for initial annual base rent of $60 thousand, increasing three percent annually thereafter, and the second lease provides for initial annual base rent of $180 thousand, increasing three percent annually thereafter. The first lease terminated in 2025 in connection with the sale of the underlying property. Subsequent to the termination of the lease during 2025, the Company entered into an agreement to settle its remaining lease obligations through a negotiated termination payment. Rent expense for the years ended December 31, 2025 and 2024 was $262 thousand and $240 thousand, respectively.
5042 Real Estate Investment, LLC, a company partially owned by an executive and board member of the Company, owns an undivided tenancy-in-common interest in a property leased to a subsidiary of the Company. The lease, which commenced in August 2022 and has a ten-year term, provides for an initial annual base rent payment of $222 thousand to 5042 Real Estate Investment, LLC, increasing three percent per annum thereafter. Rent expense for the years ended December 31, 2025 and 2024 was $251 thousand and $222 thousand, respectively.
Consulting Agreement
Beach Front Property Management Inc., a company that is majority-owned by an executive and certain board members of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $11 thousand for mergers and acquisitions advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the years ended December 31, 2025 and 2024 was $140 thousand in each period.

Jon A. Neu Insurance
Jon A. Neu Insurance, an entity majority owned by Beach Front Property Management Inc., provide insurance brokerage services to the Company. During the years ended December 31, 2025 and 2024, the Company recognized insurance brokerage expense relating to services provided by Jon A. Neu Insurance of approximately $298 thousand and $399 thousand, respectively.
Preferred Mezzanine Equity Transactions
Certain executive officers and directors of the Company hold preferred equity interests in GH Group. During the years ended December 31, 2025 and 2024, GH Group had multiple series of preferred stock outstanding, including Series B Preferred, Series C Preferred, Series D Preferred, and Series E Convertible Preferred stock.
Year Ended December 31, 2025
During the year ended December 31, 2025, related-party holders:
•received preferred dividends totaling approximately $1.5 million, which were paid on a pro rata basis in accordance with the contractual terms applicable to all preferred stockholders;
•participated in the issuance of Series E Convertible Preferred stock, providing aggregate consideration of approximately $13.0 million.
In addition, during the year ended December 31, 2025, certain related-party holders participated in the conversion of Series B Preferred and Series C Preferred stock into Series E Convertible Preferred stock. This conversion was accounted for as a non-cash equity transaction and was completed on the same terms and conditions as those applicable to non-related-party preferred stockholders.
Year Ended December 31, 2024
During the year ended December 31, 2024, related-party holders:
•received preferred dividends totaling approximately $1.3 million, which were paid on a pro rata basis in accordance with the contractual terms applicable to all preferred stockholders; and
•participated in the issuance of Series D Preferred stock, providing aggregate consideration of approximately $3.3 million.
All preferred share issuances, conversions, redemptions, and dividend payments involving related-party holders during the periods presented were completed on the same terms and conditions as those applicable to non-related-party preferred stockholders. No preferential rights or special arrangements were provided to related-party holders.
Critical Accounting Estimates
Use of Estimates
The preparation of the Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the Financial Statements and the reported amounts of total net revenue and expenses during the reporting period. We regularly evaluate significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative assets and liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, and lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. Our actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, our future results of operations could be negatively impacted.

Estimated Useful Lives and Depreciation of Property and Equipment
Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.
Estimated Useful Lives and Amortization of Intangible Assets
Amortization of intangible assets is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.
Impairment of Long-Lived Assets
For purposes of the impairment test, long-lived assets such as property, plant and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). In accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant, and Equipment, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the asset group is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset group to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset group’s use and eventual disposition. If the carrying amount of the asset group is less than the cash flows, the asset group is recoverable and an impairment is not recorded. If the carrying amount of the asset group is greater than the cash flows, the asset group is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represent management’s best estimate, using appropriate and customary assumptions, projections and methodologies at the date of evaluation. In accordance with GAAP, the reversal of impairment losses for long-lived assets held and used is prohibited.
Fair Value Measurements
We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the Financial Statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.
There have been no transfers into or out of Level 3 during the year ended December 31, 2025.

Impairment of Financial Instruments
We assess all information available, including on a forward-looking basis, related to the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, we compare the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on available information, and forward-looking information that is reasonable and supportive. For accounts receivable only, we recognize a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable. Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to us under the contract and the cash flows that we expect to receive. We assess all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with assets carried at amortized cost. We measure expected credit loss by considering the risk of default over the contract period and incorporate forward-looking information into the measurement.
Leased Assets
In accordance with ASC 842, Leases, we determine if an arrangement is a lease at inception. Leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that we are reasonably certain to exercise, also known as short-term leases, are excluded from the right-of-use assets and lease liabilities on the balance sheet.
We apply judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. We apply judgment in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. All relevant factors that create an economic incentive for us to exercise either the renewal or termination options are considered. We reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise or not to exercise the option to renew or to terminate. We apply judgment in allocating the consideration in a contract between lease and non-lease components. We consider whether we can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right-of-use asset. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date and determines the present value of lease payments if the implicit rate is unavailable.
Derivative Assets and Liabilities
We evaluate agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative instruments that are accounted for as assets or liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the Consolidated Statements of Operations. In calculating the fair value of derivative assets and liabilities, we use a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date. The classification of derivative instruments, including whether such instruments should be recorded as assets, liabilities or equity, is evaluated at the end of each reporting period. Derivative instrument assets and liabilities are classified in the Consolidated Balance Sheets as current or non-current based on whether net-cash settlement of the derivative instrument could be required within twelve months of the Balance Sheets dates.
Convertible Instruments
We evaluate and account for conversion options embedded in our convertible instruments in accordance with ASC 815, Derivatives and Hedging. ASC 815 generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

For convertible instruments with conversion features that are not required to be accounted for as derivatives under ASC 815 or that do not result in substantial premiums accounted for as paid-in capital, the convertible debt instrument is reported as a single liability instrument with no separate accounting for embedded conversion features. We also record, when necessary, deemed dividends for the intrinsic value of conversion options embedded in the Preferred Shares of GH Group based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the embedded effective conversion price. ASC 815 provides that generally, if an event that is not within the entity’s control, or could require net cash settlement, then the contract shall be classified as an asset or a liability.
Interest Rate Derivative
We utilize an interest rate swap to manage our exposure to variability in future cash flows from interest rate fluctuations on our Senior Secured Credit Facility. This swap effectively converts the variable interest rate on the debt to a fixed rate and is classified as a derivative under ASC 815, Derivatives and Hedging. We have not designated this contract for hedge accounting. The interest rate swap is measured at fair value using Level 2 inputs. The fair value is determined using a discounted cash flow method that incorporates observable inputs. The fair value calculation includes a credit valuation adjustment and forward interest rate curves for the same periods as the future maturity dates of the interest rate swap.
Consolidation of Variable Interest Entities
ASC 810, Consolidation, requires a variable interest holder to consolidate a variable interest entity (“VIE”) if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. To determine whether or not a variable interest we hold could potentially be significant to the VIE, we consider both qualitative and quantitative factors regarding the nature, size and form of our involvement with the VIE. The equity method of accounting is applied to entities in which we are not the primary beneficiary or the entity is not a VIE and we do not have effective control, but can exercise influence over the entity with respect to its operations and major decisions. We do not consolidate a VIE in which it is not considered the primary beneficiary. We evaluate our relationships with all the VIE’s on an ongoing basis to reassess if we continue to be the primary beneficiary.
Share-Based Compensation
We have an equity incentive plan (the “Incentive Plan”) under which we may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus and restricted stock units (together, “Awards”).
We account for share-based awards in accordance with ASC 718, Compensation – Stock Compensation, which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, we estimate the fair value using the Black-Scholes valuation model. The fair value of the market-based restricted performance stock units is determined using the Monte-Carlo simulation. When there are market-related vesting conditions to the vesting term of the share-based compensation, we use a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the common shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, which is generally the performance period, and the related amount is recognized in the Consolidated Statements of Operations of the Financial Statements.
The fair value models require the input of certain assumptions that require judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future.

Income Taxes
Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the Consolidated Balance Sheets of the Financial Statements. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.
We follow accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, we assess the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.
Business Combinations
Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred and included in the Consolidated Statements of Operations of the Financial Statements. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When we acquire control of a business, any previously held equity interest is also remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is recognized as goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated Statements of Operations of the Financial Statements immediately as a gain on acquisition.
Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. We allocate the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we identify and attributes values and estimated lives to the intangible assets acquired.
These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. Our estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. We base fair value estimates on assumptions we believe to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, Contingencies, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805, Business Combinations.
Recent Accounting Pronouncements
For information regarding recent accounting pronouncements, refer to Note 2, Summary of Significant Accounting Policies, of the Financial Statements.
Other Risks and Uncertainties
Credit Risk
Credit risk is the risk of a potential loss to us if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of December 31, 2025 and 2024 is the carrying values of cash and cash equivalents, accounts receivable and notes receivable. We do not have significant credit risk with respect to our customers. All cash and cash equivalents are placed with major U.S. financial institutions. We provide credit to certain of our customers in the normal course of business and have established credit evaluation and monitoring processes to mitigate credit risk but have limited risk as the majority of our sales are transacted with cash.

Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure. Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, we may continue to raise equity or debt capital from investors in order to meet liquidity needs. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to us.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. Other than our Senior Secured Credit Facility and 2025 Lompoc Term Loan, our financial liabilities have fixed rates of interest and therefore expose us to a limited interest rate fair value risk. We use an interest rate swap to effectively convert the variable rate on our Senior Secured Credit Facility to a fixed interest rate.
Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. Our investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Tax Risk
Tax risk is the risk of changes in the tax environment that would have a material adverse effect on our business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code Section 280E (“Section 280E”), which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Based on legal interpretations, it is our position that we do not owe taxes attributable to the application of Section 280E. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on our operations, while any decrease in such tax levies will be beneficial to future operations.
Tariffs and Trade Barriers
Recently, there have been significant changes to U.S. trade policies, sanctions, legislation, treaties and tariffs, including, but not limited to, trade policies and tariffs affecting products from outside of the U.S. For example, in early 2025, the Trump Administration announced significant new tariffs on certain foreign imports into the U.S., and more specifically, from Mexico and Canada, and has proposed additional new tariffs that may be implemented in the future. The extent and duration of increased tariffs and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations between the U.S. and affected countries, the responses of other countries or regions, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand for our products. Any new or additional tariffs on goods imported to the U.S. from Mexico, Canada, or other countries, or products imported into the European Union or other non-U.S. markets, could also increase our costs. We are monitoring the impact of tariffs on expenses and may take additional steps to maintain profitability including expense reductions or increasing prices which may diminish demand for our products. Additionally, it is possible that U.S. policy changes and uncertainty about such changes could increase market volatility and currency exchange rate fluctuations. As a result of these dynamics, we cannot predict the impact to our business of any future changes to the U.S.’s or other countries’ trading relationships or the impact of new laws or regulations adopted by the U.S. or other countries. In addition to the direct impact to our costs, the tariffs may weaken consumer confidence and may result in elevated inflation depressing discretionary consumer spending negatively impact demand for our products.

REGULATORY ENVIRONMENT: ISSUERS WITH CANNABIS-RELATED ASSETS IN THE UNITED STATES
In accordance with Staff Notice 51-352, below is a discussion of the current federal and California regulatory regimes where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the U.S. regulated cannabis industry.
In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the U.S. regulated cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations will be promptly disclosed by the Company.
The Company derives its revenues from the cannabis industry in California, and the industry is illegal under U.S. federal law.
The Company is involved (through its licensed subsidiaries) in the regulated cannabis industry in the U.S. where state, local and territorial laws permit such activities. The legalization and regulation of cannabis for medical and adult-use purposes is being implemented at the State level in the United States, and in California, at the State and local levels. State laws regulating cannabis are in direct conflict with the federal Controlled Substances Act of 1970 (the “Substances Act” or “CSA”), which lists cannabis as a Schedule I drug and renders cannabis use and, except in very limited circumstances, possession federally illegal. Although certain states and territories of the U.S. authorize medical and/or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under federal law under any and all circumstances under the CSA. Although the Company’s activities are compliant with applicable United States state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company, including the risk of having its assets seized.
Currently, its subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, sale and distribution of cannabis and hold the state and local adult-use and medical licenses required for its participation in the regulated cannabis marketplace in the state of California.
The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities.
As of the date of this MD&A, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities is nearly 100%.
California Cannabis Market
Management believes that California, given its talent pool, wealth of brand and product expertise and superior growing conditions, is the most strategic base for expansion once cannabis is legalized at the federal level clearing the way for interstate commerce. It is management’s view that California has significant impact on global consumer trends, especially the CPG industry. In other states and around the world, California cannabis strains are often perceived as the “gold standard.” With over 30 million adult residents and approximately 271 million visitors annually, the legal market for California cannabis product sales was $4.0 billion in 2024 per the California Department of Tax and Fee Administration and is larger than any other state in the United States. It is commonly estimated that the total market in California, including legal and non-legal (i.e., illicit) cannabis sales, is US $10-15 billion, making it the largest cannabis market in the world. The total size of the US legal market for cannabis in 2024 was estimated at US $32.1 billion by the MJBiz Factbook, and this source projects that the market will grow to US $54.2 billion by 2029.
In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act. This legalized the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine or any other illness for which marijuana provides relief. In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three bills collectively known as Medical Cannabis Regulation and Safety Act (“MCRSA”). MCRSA established a general licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies, and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the Adult Use of Marijuana Act (“AUMA”) creating an adult use marijuana program for adults 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as the Medical and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which combined and expanded upon MCRSA and AUMA to provide a set of comprehensive regulations to govern medical and adult use licensing regime for cannabis businesses in the State of California. MAUCRSA went into effect on January 1, 2018. The California Bureau of Cannabis Control (the “BCC”), the California Department of Food and Agriculture (the “CDFA”), the California Department of Public Health – Manufactured Cannabis Safety Branch (the “CDPH”), and the California Department of Tax and Fee Administration all had some degree of regulatory responsibility for marijuana operations. MAUCRSA became effective on January 1, 2018.
From January 2018 through mid-2021, three (3) different state programs licensed and regulated cannabis businesses: the BCC, the CDFA, and the CDPH. In July 2021, the California Department of Cannabis Control (the “DCC”) was established by consolidating the three former state cannabis authorities, the BCC, the CDFA, and the CDPH. The DCC released consolidated regulations in September 2021 aimed at:
•creating a single point of contact for licensees, local governments and other stakeholders;
•simplifying and centralizing licensing and regulatory oversight;
•supporting businesses to be successful and compliant with state law; and
•improving enforcement coordination.
In July 2019, California enacted A.B. 97. In relevant part, this bill authorized licensing authorities to issue citations and fines to a licensee or an unlicensed person who violates MAUCRSA. The maximum fine is $5,000 per violation for licensees and $30,000 per violation for unlicensed persons. Each day of a violation constitutes a separate violation. A.B. 97 also repeals a prior requirement that an applicant for a provisional license first hold a temporary license. The bill also requires applicants for provisional licenses to submit evidence of compliance with the California Environmental Quality Act (“CEQA”), limits the validity of a provisional license to 12 months with subsequent renewals as approved by the relevant licensing authority, and allows licensing authorities to revoke provisional licenses for failing to diligently pursue final licensure. Finally, the bill required the CDPH to establish a certification program for manufactured cannabis products comparable to the National Organic Program and the California Organic Food and Farming Act. In October 2019, California enacted A.B. 1529. This bill mandated that all cannabis vaping cartridges and cannabis vaporizers must include a universal symbol identifying the product as a vaping product.
In recent years, California has continued to pass legislation impacting the state’s cannabis industry. California passed legislation to bring an end to DCC-issued provisional licenses. As of January 1, 2025, the DCC no longer renews provisional licenses, with exceptions for certain social equity licenses. In September 2022, Governor Newsom signed into law SB 1326, which creates a process for California to enter into agreements with other states to allow cannabis transactions with entities outside California—though the Company notes that this legislation is considered highly experimental and does not reduce risk with respect to the Company, as it is predicated on inter-state cannabis transactions being legalized at the U.S. federal level, and industry stakeholders tend to view the framework established by this bill as highly theoretical. SB 1186, also signed into state law, pre-empts local bans on medicinal cannabis delivery, expanding patients’ access to legal, regulated cannabis products. Various additional bills were passed in 2022 regarding cannabis packaging, labeling, advertisement, and marketing, as well as an assembly bill attached as a trailer bill to the state budget that eliminated, beginning July 1, 2022, the cultivation tax from harvested cannabis entering the commercial market. In 2023 and 2024 California adopted cannabis-related legislation to protect job applicants from discrimination based on prior cannabis use, and, effective 2025, legislation went into effect allowing licensed cannabis dispensaries to, provided local regulations allow, operate consumption lounges. State-level taxes continue to be high. On July 1, 2025, applicable excise taxes rose by four percent to 19 percent. On September 22, 2025, California Assembly Bill 564 was signed into law, reversing the increase in the cannabis excise tax that had raised the rate to 19 percent and returning (or keeping) it at 15 percent through July 2028.

In order to legally operate a medical or adult use cannabis business in California, the operator must have both a local and state license. This requires license holders to operate in local jurisdictions with cannabis licensing programs. Therefore, local jurisdictions in California are allowed to determine the number of licenses they will issue to cannabis operators or can choose to outright ban licensed commercial cannabis activity. Local jurisdictions also are free to require additional permits, and impose ordinances, rules, and regulations that surpass state laws and regulations.
To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding any changes to the risk of enforcement action specific to the State of California.
U.S. Federal Overview
The Controlled Substances Act
The U.S. federal government regulates drugs through the federal CSA (21 U.S.C. § 811), which places controlled substances, including cannabis (referred to under the CSA as “marihuana” but referenced herein as “cannabis”),1 in 1 of 5 different schedules. Cannabis is currently classified as a Schedule I drug.2 As a Schedule I drug, the federal DEA considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use of the drug under medical supervision.3 By notable contrast, the U.S. federal government has a separate regulatory regime regulating industrial hemp and excludes industrial hemp from cannabis; industrial hemp is defined under U.S. federal law as “any part of the plant Cannabis sativa L., including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers,” with no more than a 0.3% concentration of delta-9 tetrahydrocannabinol (“THC”) on a dry weight basis (referred to herein as “hemp” or “industrial hemp”). However, in November 2025, Congress enacted changes to the federal hemp framework (P.L. 119-37, § 781) that, among other things, tightened federal treatment of certain intoxicating hemp-derived cannabinoid products and may cause certain products that previously relied on “hemp” status to be treated as controlled substances under the CSA depending on THC content and other statutory criteria (with an effective date noted as April 14, 2026). The Company believes the CSA categorization of cannabis as a Schedule I drug is not reflective of the many medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, that it has medicinal properties, and that it can be safely administered.4
Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by duly-licensed entities, under current U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. The concepts of “medical cannabis,” “retail cannabis” and “adult-use cannabis” do not exist under U.S. federal law—there is only the Schedule I drug which remains illegal for purchase or sale. Although the Company’s activities are materially compliant with applicable state, local and territorial laws, strict compliance with state, local and territorial laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall govern.
Nonetheless, 38 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized or decriminalized some form of cannabis for medical use, while 24 states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.
1 The CSA states: “The term 'marihuana' means all parts of the plant Cannabis sativa L., whether growing or not; the seeds thereof; the resin extracted from any part of such plant; and every compound, manufacture, salt, derivative, mixture, or preparation of such plant, its seeds or resin. Such term does not include the mature stalks of such plant, fiber produced from such stalks, oil or cake made from the seeds of such plant, any other compound, manufacture, salt, derivative, mixture, or preparation of such mature stalks (except the resin extracted therefrom), fiber, oil, or cake, or the sterilized seed of such plant which is incapable of germination.” 21 U.S.C. § 802(16).
2 Unless otherwise noted herein, we use cannabis and marijuana interchangeably.
3 21 U.S.C. 812(b)(1).
4See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (“Cole Memorandum”).5 The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, certain states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that state jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, as a result of the recission of the Cole Memorandum, federal prosecutors are free to utilize their prosecutorial discretion to decide whether to prosecute commercial cannabis activities despite the existence of state-level and territorial-level laws that may be inconsistent with federal prohibitions.6
Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he felt that enforcement of the federal cannabis prohibition against state-licensed cannabis businesses would not be a priority target of Department of Justice resources, no formal enforcement policy was ever issued by the Biden administration.
Following his re-election, President Trump appointed Pam Bondi to serve as the U.S. Attorney General. As Florida’s Attorney General, Bondi opposed efforts to legalize medicinal cannabis within the state. During the first Trump administration, Bondi served on the President’s Commission on Combating Drug Addiction and the Opioid Crisis, which issued a report expressing concerns about cannabis legalization. During Bondi’s confirmation hearings, she declined to comment on how she would handle cannabis policy issues. On April 1, 2025, the White House stated that “no action is being considered at this time” in terms of cannabis policy.7 President Donald Trump’s nominee to lead the DEA, Terrance Cole, was confirmed and sworn in as the new Administrator of the DEA in July 2025. Mr. Cole had indicated in recent congressional testimony that examining a proposal to federally reschedule marijuana would be one of his first priorities if confirmed for the role, though a list of Mr. Cole’s strategic priorities published by the DEA following his elevation to Administrator did not include cannabis rescheduling. The DEA’s pending administrative process to reschedule cannabis, however, remains paused.
On December 18, 2025, President Trump issued an Executive Order addressing marijuana and cannabidiol research and federal cannabis policy, which, among other directives, instructs the Attorney General to take steps, consistent with applicable law, to expedite the federal administrative process related to moving marijuana to Schedule III of the CSA and to implement associated federal actions described in the Executive Order. The Executive Order does not itself reschedule marijuana or legalize cannabis under U.S. federal law, and any change in marijuana’s scheduling remains subject to completion of the applicable rulemaking process by the DEA. As of the date of this document, marijuana remains classified as a Schedule I controlled substance, and there can be no assurance as to the timing or outcome of any rescheduling effort.
There is no guarantee that state and local laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state, local and territorial laws within their respective jurisdictions. Unless and until the U.S. Congress (“Congress”) and/or the appropriate federal regulatory agencies amend the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance) in a manner that makes federally legal the current state and local commercial cannabis programs, there is a risk that federal authorities may enforce current U.S. federal law.
As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:
1.Ensure that its operations are materially compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
5See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.
6 Please note the below discussion of the Rohrabacher-Farr Amendment, which prevents the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law, and which acts to restrict federal prosecutors from targeting many commercial cannabis operators even in lieu of the recission of the Cole Memorandum.
7 See “Pro-marijuana group aims to sway Trump by airing ads around White House and Mar-a-Lago,” CNN, available at https://www.cnn.com/2025/04/01/politics/trump-marijuana-ads/index.html.

2.Ensure that its cannabis related activities materially adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the applicable requirements);
3.Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states and territories where cannabis is not permitted by state, territorial, or local law, or across any state, territorial, or local lines in general;
6.Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti- money laundering statutes; and
7.Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.
In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in the cultivation, manufacturing or distribution of cannabis. The Company also conducts ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to the possession by the Company of cannabis or cannabis products of the Company outside of the licensed premises. See “Compliance and Monitoring” section herein for additional details.
One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the fiscal years 2015, 2016, 2017, 2018, 2019, 2020, 2021 and 2022 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the “Rohrabacher-Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce- Leahy” Amendment, but it is referred to in this MD&A as the “Rohrabacher-Farr Amendment”). The Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act, 2024 (the “2024 Act”) and signed into law by President Biden on March 9, 2024. The 2024 Act was subsequently extended three times, ensuring that the Rohrabacher-Farr Amendment will remain in effect through the expiration of the 2024 Act on September 30, 2025, barring new legislative action or a judicial finding against its effectiveness. There is no guarantee that the Rohrabacher-Farr Amendment will be included in future appropriations legislation or a continuing budget resolution once the current spending bill expires.

On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the CSA, the classification meant for the most dangerous substances.” This administrative review would be conducted by the FDA and the DEA. This review could result in efforts to remove cannabis from Schedule I of the CSA, and such efforts are formally underway as of the date of this MD&A. On August 30, 2023, the Department of Health and Human Services published its recommendation that marijuana should be moved to Schedule III. In April 2024, the DEA presented a proposed change rescheduling cannabis to Schedule III and opened a public comment period. That public comment period ended on July 22, 2024. The vast majority of the thousands of comments received were in favor of rescheduling. In response, two leading congressional Republicans, Rep. Cathy McMorris Rogers, who chairs the House Energy and Commerce Committee, and Rep. Brett Guthrie, who chairs the Subcommittee on Health, wrote a letter to the DOJ and the Department of Health and Human Services questioning the rescheduling process as constituting “unusual circumstances” and suggesting the DEA has doubts about rescheduling. The lawmakers pointed out that the proposed rule itself states that the “DEA has not yet made a determination as to its views of the appropriate schedule for marijuana.” The DEA had noticed its intention to convene a hearing on December 2, 2024 on the notice of proposed rulemaking. The DEA postponed the hearing to January 21, 2025, but the hearing was eventually canceled by the Chief Administrative Law Judge for the DEA (an internal administrative tribunal of the DEA) due to procedural issues and pending appeals and legal actions, and is expected to be rescheduled at a future date. The Chief Administrative Law Judge ordered a joint status update, establishing a deadline of April 21, 2025 for the parties to respond. Those proceedings remain stalled pending further status conferences. As of the date of this MD&A, there is no firm timeline for resolution of the pending procedural issues, and the DEA has taken no concrete steps to advance the process, indicating resolution may not be an immediate priority for the Trump Administration. As noted above, President Trump’s December 18, 2025 Executive Order directs certain federal agencies to take steps intended to expedite the Schedule III rescheduling process and related federal actions with respect to marijuana, but there can be no assurance as to timing or outcome.
At present, the DEA has the final say in whether to change marijuana’s scheduling and is not bound to abide by the recommendations of the Department of Health and Human Services. Additionally, changing marijuana’s scheduling under the CSA is not equivalent to decriminalizing cannabis use, and would serve to alter, but not eliminate, federal regulation of marijuana. Altering the scheduling would mean the federal government acknowledges some medical uses of marijuana, but would not change its current status as a controlled substance prohibited for most uses under federal law; indeed, placing cannabis on a different schedule, such as Schedule III as contemplated, would have the effect of imposing a separate federal program of rules and regulations on commercial cannabis activity largely incongruent with the programs permitted under state, local and territorial laws currently in effect, and the prevailing business environment of the regulated cannabis marketplace in the U.S. If the DEA does not act to alter the scheduling of marijuana, Congress could take legislative action to remove marijuana from Schedule I, either choosing to move it to another schedule, create a new schedule or classification for marijuana under the CSA, or remove marijuana as a controlled substance altogether.
On September 27, 2023, the Senate Banking Committee passed the Secure and Fair Enforcement Regulation Banking Act (“SAFER Banking Act”) out of committee. The SAFER Banking Act is now pending a vote of the full Senate. While some banks, credit unions and other financial services providers will provide banking services to the regulated cannabis industry, the majority of medicinal or recreational cannabis businesses do not participate in traditional banking systems due to the risks of federal prosecution. The SAFER Banking Act would include safe harbor from certain criminal, civil and administrative penalties which may otherwise result due to the status of marijuana under federal law or on the basis of a banking institution’s provision of financial services to a business that violates federal law. While marijuana would remain federally illegal under the SAFER Banking Act, the law would resolve existing tensions between federal and state law with respect to banking, lending to, and insuring a state or territorial-legal cannabis business. The SAFER Banking Act would create guidelines and restrictions surrounding due diligence of regulated cannabis businesses and ongoing monitoring for specific activities, essentially bringing the regulated cannabis industry in line with other highly regulated industries which are permitted to use traditional banking institutions. As of the date of this filing, the SAFER Banking Act is pending a vote on the Senate floor, but no vote has been scheduled.
Pending enactment of the SAFER Banking Act, the current FinCEN guidance (FIN-2014-G001, issued February 14, 2014) remains in line with the Cole Memorandum and details due diligence requirements, the requirement to file regular Suspicious Activity Reports for cannabis-related businesses, and compliance with Currency Transaction Reports. Existing guidelines permit banking institutions to service the regulated cannabis industry if they follow strict guidelines and comply with regular mandatory reporting relating to those entities.

Nevertheless, as of the date of this MD&A, cannabis remains a Schedule I controlled substance at the federal level. The U.S. federal government has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states and territories where the sale and use of cannabis is currently legal, or if existing applicable state, local and territorial laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.
The results of the 2024 presidential and congressional elections create uncertainty regarding the likelihood of any legal developments regarding cannabis at the federal level as well. President Trump has indicated that he is in support of federal cannabis reform including federal legislation to remove restrictions on banking services for state-legal marijuana businesses, as well as the rescheduling of cannabis under the CSA. President Trump also signaled that he may support state efforts to legalize recreational cannabis use; provided, however, any new administration’s ultimate willingness to support the cannabis industry in any respect is virtually impossible to predict. The balance of power in both the United States House of Representatives and the United States Senate could also impact future prospects for federal cannabis reform legislation.
Following his re-election, President Trump appointed Pam Bondi to serve as the U.S. Attorney General. As Florida’s Attorney General, Bondi opposed efforts to legalize medicinal cannabis within the state. During the first Trump administration, Bondi served on the President’s Commission on Combating Drug Addiction and the Opioid Crisis, which issued a report expressing concerns about cannabis legalization. During Bondi’s confirmation hearings, she declined to comment on how she would handle cannabis policy issues. On April 1, 2025, the White House stated that “no action is being considered at this time” in terms of cannabis policy.8 President Trump’s nominee to lead the DEA, Terrance Cole, has indicated in recent congressional testimony that examining a proposal to federally reschedule marijuana will be one of his first priorities if confirmed for the role. Mr. Cole’s nomination was confirmed, and he was sworn in on July 23, 2025. The DEA’s pending administrative process to reschedule cannabis, however, remains paused. On December 18, 2025, as noted above, President Trump issued an Executive Order intended to accelerate specified federal actions related to marijuana scheduling and cannabis/cannabidiol research, though the outcome and timing of any resulting federal scheduling action remains uncertain.
Money Laundering Laws
Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA’s current categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (“Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.
While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states and territories that have legalized medical and/or adult-use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (“FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service marijuana-related businesses operating under state or territorial law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state or territory and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:
1.Verifying with the appropriate state and territorial authorities whether the business is duly licensed and registered;
2.Reviewing the license application (and related documentation) submitted by the business for obtaining a state or territorial license to operate its marijuana-related business;
8 See “Pro-marijuana group aims to sway Trump by airing ads around White House and Mar-a-Lago,” CNN, available at https://www.cnn.com/2025/04/01/politics/trump-marijuana-ads.

3.Requesting from state or territorial licensing and enforcement authorities available information about the business and related parties;
4.Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the types of customers to be served (e.g., medical versus adult-use customers);
5.Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.
With respect to information regarding state and territorial licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state and territorial licensing authorities, where states and territories make such information available.
Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not materially increased banks’ willingness to provide services to regulated cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each regulated cannabis business they accept as a customer.
The relatively few state-chartered banks and/or credit unions that have agreed to work with marijuana-related businesses to date are typically limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana-related businesses at any time and without notice, these state- charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana-related businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the cannabis industry charge marijuana-related businesses higher fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.
The Secretary of the Treasury, Scott Bessent, has not articulated an official position of the U.S. Department of the Treasury with regard to the FinCEN Guidance. Accordingly, as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.
In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.
In the absence of comprehensive reform of U.S. federal cannabis legislation that would federally decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state and territorial-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor guidance to financial institutions that work with U.S. regulated cannabis businesses. The SAFE Banking Act has since been introduced and has passed the U.S. House of Representatives several times, but has not been passed by the U.S. Senate. The SAFE Banking Act has also been proposed as a rider to federal annual budget bills and the National Defense Appropriations Act. However, such attempts have failed, most recently with respect to inclusion in the Consolidated Appropriate Act, signed by President Biden on December 29, 2022. As of the date of this MD&A, the SAFER Banking Act remains pending and has not yet been scheduled for a Senate floor vote. While proponents continue to press leadership for floor action, no firm timing has been established. While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Federal Taxation of Cannabis Businesses
An additional challenge to cannabis-related businesses is that the provisions of Section 280E of the Internal Revenue Code of 1986, as amended (“Section 280E”), are being applied punitively by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly and punitively in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state and territorial laws, seeking substantial sums in tax liabilities, interest and penalties resulting from the underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is prohibited by Section 280E. Although the IRS has from time to time issued clarifications allowing the deduction of certain expenses that can be categorized as the cost of goods sold, the scope of such items is interpreted somewhat narrowly and disparately depending upon the type of cannabis vertical (e.g., cultivation, manufacturing, retail and distribution), and the bulk of operating costs, selling, and general administrative costs are not permitted to be deducted, especially on the retail side. Therefore, businesses in the state, local and territorial-legal cannabis industry are subject to substantially higher effective tax rates and thus may be less profitable than they would otherwise be. Notwithstanding the foregoing, there have been numerous challenges by cannabis stakeholders to the IRS’s application of Section 280E to cannabis business activities, several of which are pending resolution. It should be noted that because Section 280E applies only to activities involving controlled substances within the meaning of Schedule I or II of the CSA, President Trump’s Executive Order which is intended to accelerate specified federal actions related to marijuana scheduling would ostensibly allow U.S. regulated cannabis businesses to deduct all of their business expenses on federal tax filings without any prohibitions under Section 280E on a go-forward basis in the absence of any additional proposed changes to the Internal Revenue Code by Congress.
Service Providers
As a result of any adverse change to the approach in enforcement of U.S. federal cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could abruptly suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition, or prospects.
Ability to Access Capital
Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under anti-money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding bank and/or merchant processors willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the FinCEN guidance and other applicable Bank Secrecy Act obligations, both discussed above. For clarity, the Department of Justice’s “Cole Memorandum” was rescinded in 2018 and does not provide operative federal enforcement guidance.
If the Company requires equity and/or debt financing to support its on-going operations, to undertake capital expenditures and to undertake acquisitions or other business combination transactions, there can be no assurance that additional financing will be available to the Company when needed or on terms which are commercially reasonable or otherwise acceptable. The Company’s inability to raise financing through traditional banking to fund its on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.
If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of Equity Shares.
Heightened Scrutiny by Regulatory Authorities
For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada, the U.S. or elsewhere. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdiction or have consequences for its stock exchange listing or Canadian reporting obligations, in addition to those described herein.

Changes to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in Canada, the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state or territorial jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the state in which the Company currently operates may have a material adverse effect on the Company’s business, financial condition, and results of operations. See the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca for additional details.
Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture, and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on the Canadian stock exchange or other stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca for additional details. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.
Further, the CDS Clearing and Depository Services Inc. (“CDS”), Canada’s central securities depository which clears and settles trades in the Canadian equity, fixed income and money markets, indicated that it would refuse to settle trades for cannabis issuers that have investments in the U.S. The TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.
In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc. (now, Cboe Canada), the Canadian Securities Exchange, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of the securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the Company’s equity shares are listed on a stock exchange, it would have a material adverse effect on the ability of such holders to make and settle trades. In particular, such equity would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange.
Compliance and Monitoring
As of the date of this MD&A, the Company believes that each of its licensed operating entities (a) holds all applicable state and local licenses to cultivate, manufacture, possess, and/or distribute cannabis in the State of California, and (b) is in good standing and in material compliance with California’s cannabis regulatory program. The Company is in material compliance with its obligations under state and local laws related to its cannabis cultivation, manufacturing, distribution and dispensary licenses, other than minor violations that would not result in a material fine, suspension, non-renewal or revocation of any relevant license.
The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in the state where it operates through its compliance department, outside government relations consultants, cannabis industry groups and legal counsel.

The compliance department is managed by the Company’s General Counsel and Corporate Secretary, Benjamin Vega (“General Counsel”). The Company’s compliance department is charged with knowing the local regulatory processes in California and is responsible for monitoring developments with their state and local agencies and governing bodies. The compliance department regularly reports regulatory developments to the Company’s General Counsel through written and oral communications and is charged with the creation and implementation of plans regarding all regulatory developments. The Company’s General Counsel works with external legal advisors in California to ensure that the Company is in ongoing compliance with applicable state and local laws and regulations and is aware of pending legislation and regulations at both the state and local levels which may impact the Company’s ongoing operations in any material respect.
Although the Company believes that its business activities are materially compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company currently derives 100% of its revenues from the regulated cannabis industry in California, which industry is currently illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local laws, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk. Recent federal executive action signed in December 2025 is intended to expand federal marijuana and cannabidiol research, and spurs the rescheduling of cannabis as a Schedule III substance, but it does not itself legalize commercial cannabis activity under the CSA or make consistent with federal law existing state and local commercial cannabis regulatory programs, and significant enforcement risk remains.
In addition to the above disclosure, please see the “Risk Factors” section of the Annual Information Form for further risk factors associated with the Company’s operations for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca.
California Legal Framework and How It Affects the Company’s Business
California Licensing Scheme
California’s licensing body for medical and adult-use cannabis is the Department of Cannabis Control (“DCC”). There is no limit to the number of licenses the State of California may issue; however, some local jurisdictions have a limit on the number of licenses they will issue. Each license grants one licensed premises, and the main classes of licenses are: cultivation, retailer, distributor, manufacturer, microbusiness, event organizer, and testing laboratory. Additionally, a license may not be held by, or issued to, any person holding office in, or employed by, any agency of the State of California or any of its political subdivisions when the duties of such person are associated with enforcement of laws or regulations regarding cannabis or cannabis products. Although there are no requirements for vertical integration, California does define specific cultivation license types by canopy size.
California Medical Patient Requirements
Edibles labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 500mg THC per package (adult use limit is 100mg THC/package). Topicals labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 2000mg THC per package (adult use limit is 1000mg THC/package).
California Recent and Proposed Legislation
On August 31, 2024, the California State legislature approved Assembly Bill 1775, which would allow local jurisdictions the authority to approve “cannabis cafes,” where licensed retail and microbusiness (with retail) facilities could sell food and nonalcoholic beverages and host live music and other performances. On September 30, 2024, Governor Newsom approved Assembly Bill 1775, making the law effective on January 1, 2025. Under current law, some California cannabis dispensaries already offer “consumption lounges” for customers to use cannabis products on-site, but they are barred from selling anything other than prepackaged snacks and drinks. As of January 1, 2025, certain food and nonalcoholic beverage sales are permitted provided the applicable local jurisdiction approves such sales activities under its relevant regulatory program.

On August 30, 2024, the California State legislature approved Senate Bill 1059, which prohibits cities or counties from including in the definition of gross receipts, for purposes of any local tax or fee on a licensed cannabis retailer, the amount of any cannabis excise tax imposed under California law or any sales and use taxes. Governor Newsom signed Senate Bill 1059 into law on September 29, 2024. Senate Bill 1059 took effect January 1, 2025, and will effectively remove a strategy for local governments to essentially compound taxation by precluding them from including amounts paid in state taxes in the tax base for a local tax.
In September 2025, AB 564 was passed into law in California, which reversed the scheduled increase in the state cannabis excise tax and maintains the excise tax rate at fifteen percent (15%) through June 30, 2028 (i.e., through the end of FY 2027–28), and the change became operative October 1, 2025.
For a detailed description of risk factors associated with the Company and its operations, please see the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca.
REGULATORY ENVIRONMENT: ISSUERS WITH HEMP-RELATED ASSETS IN THE UNITED STATES
Below is a discussion of the current federal and California regulatory regimes where the Company may directly or indirectly be involved, through its subsidiaries and investments, in the U.S. regulated hemp industry.
The Company’s Hemp-Related Activities are Limited, Contingent, and May Not Result in Commercial Revenues.
The Company has entered into the regulated hemp industry in the U.S. where state, local and territorial laws permit such activities. As part of the California authorized state hemp program, the Company has entered into and recently renewed a partnership with the Regents of the University of California to cultivate hemp for scientific research purposes. The Company and its subsidiaries and managed entities also may directly participate in the cultivation, manufacture, processing, sale and distribution of industrial hemp and products containing hemp or hemp-derived substances, and such entities possess or will possess a hemp cultivation license as required for participation in the regulated hemp marketplace. In the future, Company may, through its wholly-owned or managed affiliates, make further investments into other companies directly and indirectly participating in the regulated hemp industry across the U.S. and internationally.
The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Hemp Related Activities.
As of the date of this MD&A, no revenues of the Company’s business were directly derived from U.S. hemp-related activities. The Company has procured from Ventura County, a local jurisdiction of California, a registration to cultivate industrial hemp and although the Company is not currently actively growing industrial hemp under this registration, the registration remains valid. As part of the California authorized state hemp program, the Company has entered into and recently renewed a partnership with the Regents of the University of California to cultivate hemp for scientific research purposes.
United States Regulation of Industrial Hemp and Hemp-Based Cannabinoids
On December 20, 2018, President Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115- 334, (popularly known as the “2018 Farm Bill”) into law.9 Under the 2018 Farm Bill, industrial and commercial hemp are no longer to be classified as a Schedule I controlled substance in the U.S. The definition of “hemp” includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9 THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and the production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and which otherwise meets the definition of “hemp.”
9 H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.

In November 2025, Congress enacted the “Continuing Appropriations, Agriculture, Legislative Branch, Military Construction and Veterans Affairs, and Extensions Act, 2026,” H.R. 5371 (119th Cong.), which became Public Law No. 119-37 on November 12, 2025. Section 781 of Public Law 119-37 amends the federal “hemp” definition in 7 U.S.C. § 1639, and provides that these amendments take effect 365 days after enactment. As amended, the definition shifts to a “total tetrahydrocannabinols” standard, expressly including THCA, capped at not more than 0.3% on a dry-weight basis, and adds statutory exclusions that remove certain cannabinoid products from treatment as lawful “hemp.” Those exclusions include (among other things): (i) “intermediate hemp-derived cannabinoid products,” including products containing specified synthesized/manufactured cannabinoids and/or exceeding a combined total of more than 0.3% “total tetrahydrocannabinols” plus other “THC-like cannabinoids” (as determined by HHS), and (ii) “final hemp-derived cannabinoid products” exceeding a per-container threshold of 0.4 milligrams combined total (including THCA and other “THC-like cannabinoids” as determined by HHS). These amendments, once effective, can be expected to materially narrow the range of hemp-derived cannabinoid products treated as lawful “hemp” under federal law and could increase federal controlled-substance risk for non-compliant products.
Despite the removal of CBD extracted from hemp and other hemp extracts produced under authorized state hemp programs excluded from the CSA, the FDA’s stated position remains that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act (“FD&C Act”) to introduce into interstate commerce a food to which CBD, THC or cannabinoids has been added, or to market a product containing these ingredients as a dietary supplement.10
The FDA continues to enforce against violations of the FD&C Act by issuing warning letters to companies marketing and selling hemp-derived products. Over the past several years, the FDA has issued warning letters to companies marketing and selling unapproved hemp-derived CBD products. The letters reiterate the agency’s position that CBD cannot be added to food and dietary supplements, and as such, the agency has targeted companies whose products violated the FD&C Act’s prohibition against: (i) marketing CBD as or in a dietary supplement, human and animal food, or food additives; (ii) marketing a dietary supplement, human and animal food, or cosmetic with disease or drug claims (i.e., claims suggesting that a product is intended to treat, cure, or prevent diseases); (iii) including a substance in human or animal food when that substance is not GRAS (generally recognized as safe); and (iv) selling products that are misbranded due to their failure to include “adequate directions for use by a layperson.” The FDA also issued a consumer update reaffirming its position that CBD cannot lawfully be added to food or marketed as a dietary supplement due to existing provisions of the FD&C Act and outlining the data and potential safety issues it is considering as part of its ongoing evaluation of potential regulatory frameworks for CBD. Notably, the FDA states that it could not conclude based on available data that CBD is “generally recognized as safe” for use in human or animal food. While this is broad and may not be applicable in all instances, it nevertheless could materially and adversely impact the Company’s business and financial condition. Further, the FDA has repeatedly stated that it will continue to police the market and enforce against CBD products. On March 22, 2021, for example, the agency issued warning letters to two companies for selling over-the-counter products labeled as containing CBD, alleging the products were illegally marketed, unapproved drugs, which were misbranded due to prominent featuring of CBD on the labeling, followed by additional warning letters issued in 2021 and 2022. The FDA’s enforcement against the unlawful sale and marketing of CBD products has to date been limited to the issuance of warning letters, but other enforcement mechanisms are available to the FDA, including civil and criminal penalties. The FDA’s current prohibition on certain hemp-derived products and the unknowns and associated risks of potential future regulations governing hemp-derived products may have a material adverse effect on the Company’s business, revenues, operating results, financial condition, or prospects.
On January 26, 2023, the FDA announced its conclusion that existing regulatory pathways are not appropriate for CBD and that a new regulatory pathway would benefit consumers by providing safeguards and oversight to manage and minimize risks related to CBD products. The agency also stated that it is prepared to work with Congress on this matter and that it “will continue to take action against CBD and other Cannabis-derived products to protect the public, in coordination with state regulatory partners, when appropriate” by “monitoring the marketplace, identifying products that pose risks and acting within our authorities.” We note that although much of the official discussion on hemp-derived products had been localized to hemp-derived CBD, other hemp-derived cannabinoids should be assumed to be included. Further, as discussed below, regulatory changes surrounding the so-called “intoxicating” hemp-derived cannabinoids also have been an area of increasing concern and regulation.
Since 2024, Congress has introduced various legislation to amend the 2018 Farm Bill for the purpose of prohibiting or curbing the commercial production, sale, and distribution of certain hemp-derived cannabinoids with an “intoxicating” effect.
10 Notably, to date the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions.

As noted above, Public Law No. 119-37 in November 2025 introduced amendments to the federal hemp definition originally established by the 20018 Farm Bill (effective 365 days after enactment) that (i) adopt a “total tetrahydrocannabinols” standard (including THCA) for hemp plant material and (ii) create product-based exclusions, including a per-container THC/cannabinoid threshold for certain final hemp-derived cannabinoid products.
These amendments, once effective in late 2026, are expected to directly and materially affect the legality, commercial viability, and regulatory compliance of hemp-derived cannabinoid products in which the Company may have a direct or indirect interest. The new laws will, if they become effective, directly and materially affect the legality, commercial viability, and regulatory compliance of products manufactured, distributed or otherwise produced using industrial hemp, in which the Company may have a direct or indirect interest.
As a result, there can be no assurance that federal law will continue to permit the manufacture, distribution, or sale of hemp-derived intoxicating products, and such changes to federal law or regulation may materially and adversely affect the business operations, prospects, and cash flows if hemp industry stakeholders.
As a result of the 2018 Farm Bill, federal law dictates that cannabinoids (like CBD and THC) derived from hemp are not a controlled substance; however, cannabinoids derived from hemp may still be considered a controlled substance under applicable state law. In addition, the federal amendments enacted in Public Law No. 119-37 (effective 365 days after enactment) exclude certain hemp-derived cannabinoid products, including specified synthesized or manufactured cannabinoids and products exceeding statutory THC or cannabinoid thresholds, from the definition of lawful “hemp,” which may cause such products to be treated as controlled substances under federal law. Individual states take varying approaches to regulating the production and sale of hemp and hemp-derived cannabinoids. Some states explicitly authorize and regulate the production and sale of hemp-derived cannabinoids (and/or products that contain them) or otherwise provide legal protection for authorized individuals to engage in commercial hemp activities. Other states, however, maintain drug laws that do not distinguish between marijuana and hemp and/or hemp-derived cannabinoids which results in hemp being classified as a controlled substance under certain state laws. State laws are in many cases not consistent between or among states and, in some instances, with federal law regarding hemp.
State-Level Hemp-Related Legislation
Various U.S. state and local authorities have enacted legislation and/or regulations to create regulatory programs regarding the cultivation of hemp, as well as the manufacturing and distribution of hemp products, especially hemp products containing “intoxicating” hemp-derived cannabinoids. California, for instance, recently took steps to enact certain regulatory and statutory changes to curb the market for “intoxicating” hemp-derived cannabinoids. Other states are moving to take action to regulate hemp products (for example, Missouri has recently adopted a state-level legal framework for hemp products, Illinois is exploring a regulatory regime for hemp, and Tennessee passed legislation effective in 2026 to regulate hemp products) creating a patchwork of laws and regulations that vary, and sometimes conflict between states. Other states have instituted bans or significant restrictions on some or all products with some or all hemp-derived cannabinoids, and others are considering legislation involving similar bans or significant restrictions. As a result, the regulatory and legal challenges associated with operating within the hemp industry are, generally, increasing both in terms of the quantity and complexity.
Notably, California Assembly Bill 8 (“AB 8”) was signed into law by Governor Gavin Newsom on October 2, 2025. The measure integrates “intoxicating hemp” and hemp-derived cannabinoids, including delta-8 THC and delta-10 THC, into the state’s regulated cannabis market. AB 8 revises the definition of “industrial hemp” to apply a “total THC” standard (encompassing delta-9 THC and its precursors) and restricts the manufacture, distribution, and retail sale of intoxicating hemp products to entities licensed under California’s cannabis regulatory framework. Once effective, the law prohibits unlicensed sales of such products, aligns testing, labeling, and packaging requirements with cannabis regulations, and expands enforcement authority for state and local agencies.
The legislation establishes a phased implementation timeline. Certain provisions, including limitations on the use of hemp extract in foods, beverages, and dietary supplements, take effect January 1, 2026. Full statutory enforcement of the transition—under which intoxicating hemp products must be sold only through licensed cannabis channels—commences January 1, 2028. Accordingly, AB 8 creates a multi-year transition period intended to harmonize the previously unregulated hemp-derived intoxicant market with the existing cannabis control regime.

The CDPH previously adopted emergency regulations on September 24, 2024, prohibiting the sale of hemp products containing any detectable amount of THC or other intoxicating cannabinoids and limiting sales to individuals 21 years of age or older. These emergency rules remain in effect and serve as the operative regulatory framework pending final rulemaking. CDPH has initiated permanent regulations that would codify many of the emergency provisions, and those proceedings are ongoing. AB 8 is designed to complement and ultimately supersede the emergency regime, providing a statutory foundation for continued enforcement against unregulated intoxicating hemp products until its full operative date in 2028.
For a detailed description of risk factors associated with the Company and its operations, please see the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca.
Holding Foreign Insiders Accountable Act
Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Directors and officers will remain exempt from the short swing profit rules of Section 16 of the Exchange Act.

Shareholders’ Equity
As of December 31, 2025 and 2024, our authorized share capital was comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares.
Multiple Voting Shares
We are authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares had a three (3)-year sunset period that would have expired on June 29, 2024. At our annual general and special meeting of shareholders held on June 23, 2023, shareholders passed a special resolution to amend the Articles to extend the “sunset” date for the Multiple Voting Shares to June 29, 2027, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.
Equity Shares
The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of directors of the Company.
In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably in the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).
Exchangeable Shares of MPB Acquisition Corp.
Exchangeable Shares are part of the authorized share capital of MPB Acquisition Corp. (“MPB”), our wholly-owned subsidiary, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. During the three months ended September 30, 2025, MPB amended and restated its Articles of Incorporation to provide for a new series of Exchangeable Shares that has substantially the same rights and obligations of the existing Exchangeable Shares. Until a holder exchanges their Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.

We treat the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on our equity. Pursuant to the terms of the Exchangeable Shares, we and MPB are required to maintain the economic equivalency of such Exchangeable Shares with our publicly traded Equity Shares. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in our assets as the holders of the Equity Shares. We have presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under U.S. securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.
Preferred Shares of GH Group, Inc.
The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group is 155,000 of which 55,000 shares are designated as shares of Series B Preferred Stock (“Series B Preferred”), 5,000 shares are designated as shares of Series C Preferred Stock (“Series C Preferred”), 15,000 shares are designated as shares of Series D Preferred Stock (“Series D Preferred”) and 80,000 shares are designated as shares of Series E Convertible Preferred Stock (“Series E Convertible Preferred”). The Series B Preferred and Series C Preferred were fully redeemed or converted and are no longer issued and outstanding.
Holders of GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote, except in connection with any changes to the Certificate of Incorporation or the Bylaws of GH Group that adversely affect the powers, preferences, privileges or rights of such GH Group Preferred Shares. Except as provided in the foregoing sentence, the Series B, Series C and Series D Preferred do not carry any voting rights and are not convertible. Except as provided above, the Series E Convertible Preferred do not carry any voting rights, except for limited protective provisions, and are convertible.
In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to its stockholders, in the following order of priority and before any payment shall be made to the holders of GH Group Common Stock: (i) Series B Preferred, (ii) Series C Preferred, (iii) Series D Preferred and (iv) Series E Convertible Preferred. GH Group may redeem the GH Group Preferred Shares from a holder, in whole or in part, only after certain trigger events described below have occurred, and the redemption price will equal the liquidation value plus any accrued and unpaid dividends.
The Series E Convertible Preferred are convertible at any time at the option of the holder into GH Group Class B Common Stock at a fixed conversion price of $9.00 per share. Each GH Group Class B Common Share is exchangeable for one Class C Common Share of MPB Acquisition Corp., which in turn is exchangeable for one publicly traded Subordinate Voting Share of Glass House Brands Inc. (the “Equity Shares”), resulting in an effective one-for-one exchange. GH Group may redeem the Series E Convertible Preferred, in whole or in part, at any time after the earlier of the following trigger events have occurred: (i) the 60-day volume-weighted average price of the Equity Shares is at least $12.00; (ii) the average daily trading volume of the Equity Shares exceeds one million shares; and (iii) the Equity Shares are listed on a major United States stock exchange. Upon redemption, holders will receive the liquidation value plus any accrued and unpaid dividends.
The Series B Preferred and the Series C Preferred carried a 20% cumulative dividend rate, which increased by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. The Series D Preferred carry a 15% cumulative dividend rate, which increases by 5% following the fifth anniversary of the original issuance. The Series E Convertible Preferred carry a 12% cumulative dividend rate. Dividends accrue in arrears annually and are payable in cash quarterly if and when declared by GH Group’s board of directors.
There were no shares of Series B Preferred and Series C Preferred issued and outstanding as of December 31, 2025. There were 49,969 shares of Series B Preferred issued and outstanding as of December 31, 2024; there were 5,000 shares of Series C Preferred issued and outstanding as of December 31, 2024; there were 15,000 shares of Series D Preferred issued and outstanding as of December 31, 2025 and 2024; and there were 77,500 and no shares of Series E Convertible Preferred issued and outstanding as of December 31, 2025 and 2024, respectively. In accordance with the provisions above, the Company recorded dividends to the holders of GH Group Preferred Shares in the amount of $15.4 million and $16.0 million for the years ended December 31, 2025 and 2024, respectively.

Shares Outstanding
As of February 27, 2026, we had 4,754,979 Multiple Voting Shares and 77,651,520 Equity Shares issued and outstanding. There were 6,389,244 Exchangeable Shares issued and outstanding in the capital of MPB Acquisition Corp. In addition, we had an aggregate of 43,171,659 warrants, 22,071 stock options, 4,989,367 Restricted Stock Units and 3,000,000 Market-Based Performance Restricted Stock Units outstanding as of February 27, 2026.
The following table summarizes the Equity Shares that were issued and outstanding as of February 27, 2026:

Equity Shares	Issued and Outstanding
Subordinate Voting Shares (SVS)	6,148,520
Restricted Voting Shares (RVS)	1,393,541
Limited Voting Shares (LVS)	70,109,459
77,651,520

Cautionary Note Regarding Forward-Looking Information
This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “continues,” “forecasts,” “projects,” “predicts,” “intends,” “anticipates” or “believes,” or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. Forward looking statements include, but are not limited to: statements concerning the completion of, and matters relating to, the various proposed transactions discussed by us herein and the expected timing related thereto; our expected operations, financial results and condition; general economic trends; expectations of market size and growth in the United States and California, the State we operate in; cannabis cultivation, production and extraction capacity estimates and projections; additional funding requirements; our future objectives and strategies to achieve those objectives; our estimated cash flow and capitalization and adequacy thereof; and other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.
Inherent in forward-looking statements are risks, uncertainties, and other factors beyond our ability to predict or control. Factors that could cause such differences include, but are not limited to: cannabis is a controlled substance under applicable legislation; the enforcement of cannabis laws could change; differing regulatory requirements across jurisdictions may hinder economies of scale; legal, regulatory or other political change; the unpredictable nature of the cannabis industry; regulatory scrutiny; the impact of regulatory scrutiny on the ability to raise capital; anti-money laundering laws and regulations; any reclassification of cannabis or changes in the federal legality and regulation of U.S. controlled substances; restrictions on the availability of favorable locations; enforceability of contracts; general regulatory and licensing risks; California regulatory regime and transfer and grant of licenses; limitations on ownership of licenses; regulatory action from the Food and Drug Administration; competition; ability to attract and retain customers; unfavorable publicity or consumer perception; results of future clinical research and/or controversy surrounding vaporizers and vaporizer products; limited market data and difficulty to forecast; constraints on marketing products; execution of our business strategy; reliance on management; ability to establish and maintain effective internal control over financial reporting; competition from synthetic production and technological advances; fraudulent or illegal activity by employees, contractors and consultants; product liability and recalls; risks related to product development and identifying markets for sale; dependence on suppliers, manufacturers, and contractors; reliance on inputs; reliance on equipment and skilled labor; service providers; litigation and any unexpected outcomes thereof; intellectual property risks; information technology systems, cyber-attacks, security, and privacy breaches; bonding and insurance coverage; transportation; energy costs; risks inherent in an agricultural business; management of growth; risks of leverage; future acquisitions or dispositions; difficulty attracting and retaining personnel; and past performance not being indicative of future results.
Readers are cautioned that the factors outlined herein are not an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any of our future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Accordingly, readers should not place undue reliance on forward-looking statements. We undertake no obligation to update publicly or otherwise revise any forward-looking statements whether because of new information or future events or otherwise, except as may be required by law. If we do update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Disclosure Controls and Internal Control over Financial Reporting
In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”).
Disclosure Controls and Procedures
In accordance with NI 52-109, management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of the Company’s DCP. Based on this evaluation as of December 31, 2025, and as a result of the material weakness in ICFR described below, our CEO and CFO concluded that the Company’s DCP were not effective as of such date.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), using criteria set forth in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable U.S. GAAP. ICFR includes those policies and procedures that provide reasonable assurance regarding:
•the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;
•the recording of transactions as necessary to permit preparation of financial statements in accordance with applicable U.S. GAAP;
•the execution of receipts and expenditures only in accordance with authorizations of management and the board of directors; and
•the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
Material Weakness in Internal Control over Financial Reporting
During management’s evaluation of the effectiveness of ICFR as of December 31, 2025, management identified a material weakness related to information technology general controls (“ITGC”s), specifically pertaining to the Company’s reliance on certain third-party service providers supporting its primary enterprise resource planning (“ERP”) system and retail revenue and inventory management system.
The third-party service organizations that host and support these systems notified the Company that they would not be issuing Service Organization Control (“SOC”) 1 Type II reports attesting to the service organization’s internal controls covering the relevant period. As a result, management did not have sufficient evidence regarding the design and operating effectiveness of ITGCs at these service organizations. Management notes this material weakness is pervasive in nature as it relates to the effectiveness of the Company’s ERP system. Although management designed certain compensating review controls over system-generated reports and financial information produced by these systems, those controls were not fully implemented or consistently evidenced during the period. As a result, management determined there was a reasonable possibility that a material misstatement of the consolidated financial statements would not be prevented or detected on a timely basis.
Management’s Assessment of ICFR
Management evaluated the effectiveness of the Company’s ICFR as of December 31, 2025, based on the COSO framework. Based on this evaluation, and due to the material weakness described above, management concluded that the Company’s ICFR was not effective as of December 31, 2025.

Despite the material weakness described above, management believes that the consolidated financial statements included in this annual report fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.
Remediation Plan
Management has begun implementing a remediation plan designed to address the material weakness. These actions include working with the relevant service providers to obtain SOC 1 Type II reports. Where a SOC 1 Type II report is not available, the Company is implementing enhanced management review controls to validate the completeness and accuracy of system-generated reports and data used in financial reporting and evaluating alternative solutions, including systems for which SOC 1 Type II reports are available.
Changes in Internal Control Over Financial Reporting
Except for actions taken to begin addressing the material weakness described above, there were no changes in the Company’s internal control over financial reporting during the quarter ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Management, including our CEO and CFO, believes that any DCP or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of inherent limitations, controls are designed based on assumptions and may not operate as intended as conditions change over time, and no evaluation of controls can provide absolute assurance that all control issues or instances of fraud, if any, have been prevented or detected. These inherent limitations include the possibility of human error, circumvention of controls through collusion, or unauthorized override of controls. Accordingly, misstatements due to error or fraud may occur and not be detected.

Additional Information
Additional information relating to the Company, including our Annual Information Form for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca.